SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                FORM 10-SB/ A-1



          GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS UNDER SECTION 12(B) OR 12(G) OF THE SECURITIES ACT OF 1934


                                   REINK CORP.
                 (Name of Small Business Issuer in Its Charter)

         Delaware                                         65-0602729
(State or Other Jurisdiction of                (Irs Employer Identification No.)
 Incorporation or Organization)


               2550 Haddonfield Road, Pennsauken, New Jersey 08110
   ---------------------------------------------------------------------------
              (Address of Principal Executive Offices and Zip Code)

                                 (856) 488-9599
              (Registrant's Telephone Number, Including Area Code)

      Securities to be  Registered  Pursuant to Section 12(B) of the Act:

Title of Each Class                               Name of Each Exchange On Which
to be So Registered                               Each Class is to be Registered

Securities to be Registered Pursuant to Section 12(G)  of the  Exchange  Act  of
1934:

                          Common Stock, $.001 Par Value
                                (Title of Class)


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                                      INDEX

                                     PART I

ITEM 1.  Description of Business...............................................3

ITEM 2.  Management's Discussion and Analysis or Plan of Operation............13

ITEM 3.  Description of Property..............................................16

ITEM 4.  Security Ownership of Certain Beneficial Owners and Management.......16

ITEM 5.  Directors, Executive Officers, Promoters and Control Persons.........17

ITEM 6.  Executive Compensation...............................................19

ITEM 7.  Certain Relationships and Related Transactions.......................20

ITEM 8.  Description of Securities............................................20

                                     PART II

ITEM 1.  Market Price of and Dividends On the Registrant's
              Common Equity and Other Shareholder Matters.....................22

ITEM 2.  Legal Proceedings....................................................22

ITEM 3.  Changes in and Disagreements With Accountants........................23

ITEM 4.  Recent Sales of Unregistered Securities..............................23

ITEM 5.  Indemnification of Directors and Officers............................24


Financial Statements.................................................F-1 to F-37


                                    PART III

Exhibits......................................................................27


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                                  INTRODUCTION

This is a registration statement on Form 10-SB for the Common Stock, par value $.001 per share (the "Common Stock") of Reink Corp., a Delaware corporation (the "Company"). The Registration Statement contains the information required by Alternative 3 of Form 10-SB, and is being filed on a voluntary basis in anticipation of the Company applying to have its shares of Common Stock traded on the OTC Bulletin Board. There can be no assurance that such application will be granted and, if granted, that an active trading market will be established or maintained for the Common Stock. At the present time the Common Stock is traded in the National Association of Securities Dealers, Inc. ("NASD") Pink Sheets.

                                     PART I

ITEM 1.  BUSINESS

CAUTIONARY STATEMENT RELATING TO FORWARD LOOKING INFORMATION

         We have included some forward-looking statements in this section and other places in the registration statement regarding our expectations. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, levels of activity, performance or achievements, or industry results, to be materially different from any expected results, levels of activity, performance or achievements express or implied by these forward- looking statements. Some of these forward-looking statements can be identified by the use of forward-looking terminology including "believes", "expects", "may", "will", "should" or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategies involve risks and uncertainties. You should read statements that contain these words carefully because they:

         o        discuss our future expectations
         o contain projections of our future operating results or of our future financial condition;
                  or
         o        state other "forward looking" information

         For these statements, the Company claims the protection of the safe harbor for forward- looking statements contained in Section 21E of the Securities Exchange Act of 1934.

         We believe it is important to communicate our expectations to you, but events may occur in the future over which we have no control and which we are not accurately able to predict.

CORPORATE HISTORY

         Reink Corp. ("Reink" or the "Company") is an established manufacturer and marketer of environmentally conscious quality aftermarket ink products for the imaging consumables market. Products include ink jet and laser toner cartridges, inkjet refill kits, remanufactured inkjet cartridges, thermal printer film, impact printer ribbons, bulk ink and a wide range of speciality inks for industrial printer applications. The Company generated sales of

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approximately  $7,500,000 in 1999. The company currently  employees 85 full time employees, 65 of which are located in the Company's main facility located in Pennsauken, New Jersey and 20 of which are located in Cookeville, Tennessee.

     The Company has three (3) wholly-owned subsidiaries. Reink Imaging USA, Ltd. is headquartered in Pennsauken, New Jersey where the Company maintains its principal administrative offices, and manufactures impact printer ribbons. Reink Imaging USA, Ltd. also operates a facility in Cookeville, Tennessee that remanufactures inkjet cartridges and conducts research and development. Brittany L.L.C. is a limited liability company located in Pennsauken, New Jersey, which owns the real property upon which the Reink Imaging USA Ltd. operations are conducted. Reink Canada Corp. is a Canadian corporation with no active operations formed to handle future sales in Canada.

     Reink ("Reink") was incorporated in Delaware on March 6, 1999 and as discussed below, acquired on April 9,1999, the stock of Renewable Resources, Inc.("Renewable"). On May 19, 1999, Reink was acquired by Newmarket Strategic Holdings, Inc. a shell corporation. ("Newmarket") for 11,850,000 shares of Newmarket stock pursuant to a Plan of Merger between Reink and Newmarket. Newmarket then changed its name to Reink Corp. The aforementioned acquisitions of Renewable and Reink have been accounted for as reverse acquisitions under the purchase method for business combinations. Accordingly the combinations have been recorded as a recapitalization of Renewable, pursuant to which Renewable is treated as the continuing entity. Additionally, Reink Corp established a subsidiary company called Reink Canada, Corp. for purposes of generating future business in Canada.

     On September 30, 1999, Reink purchased all of the assets and assumed all of the liabilities of Assembly Services Unlimited, Inc. ("Assembly") and 100% of the membership interest of Brittany L.L.C. ("Brittany" ), the entity owning the real property upon which Assembly conducts its operations. Assembly subsequently changed its name to Reink Imaging USA, Ltd. ("Reink Imaging").

     On June 30, 2000, the Company sold 100% of the stock of Renewable back to its former founder. The Company retained certain assets of Renewable including cash, inventory, and its principal operating assets which the Company had collateralized under a security agreement. The Company also agreed to supply certain ink products to Renewable at an agreed upon price.

THE INDUSTRY

     The market for aftermarket imaging supplies is in excess of $25 billion with exponential growth expected. The Internet combined with increased price sensitivity, new distribution channels such as print-on-demand kiosks, downloadable content, and portable display device has increased the overall requirement for printing.

     While the Internet has enhanced our ability to communicate electronically, it is far from paperless. Offices and homes with access to the Net will print more documents as users demand hard copies of information retrieved. According to PC Computing, consumers with an Internet connection and an ink jet printer

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will  consume  64% more paper and ink  relative  to those  without  an  Internet connection.

         Advances in technology continue to create new markets for printer technology. Digital cameras and photo-quality ink jet printers for example were not economically available to consumers five years ago. With color printers now capable of producing crisp prints quickly, the demand for color in business documents will grow. Advances in printer technology also gave rise to new industrial applications like vehicle graphics, and product coding. In the United States alone, there are over 437,000 creative firms, brand marketing firms, design firms, advertising agencies, general marketing firms, and internal departments of many organizations that are high volume users of imaging consumables.

         As companies and offices focus on cost reduction, they turn to one of the largest components being imaging supplies. Where hardware was once the largest cost in running an office, decreased hardware pricing has shifted the focus to the large amount spent on consumables. Companies must look at alternatives that can provide savings up to 50% on the largest category within office expense.

         The OEMs have developed a strong installed base by dropping prices on hardware to increase the usage of consumables thereby creating an annuity known as the razor/razor blade concept. In doing this, OEMs such as Hewlett Packard, make a large amount of their profit from imaging supplies. As a result they have opened the door for companies such as Reink to provide cost effective alternatives. As consumers focus on cost and environmental issues there will be an increased awareness of the alternatives available to the OEM replacement cartridges.

         The picture is clear: the "fuel" that printers, copiers and multi-function output devices require is ink, toner and impact ribbons, products that are fast becoming the mainstay of this dynamic, high volume, high margin, repeat business. Reink's strategic vision is to re-engineer the industry by providing the customer with a viable alternative in aftermarket imaging solutions that are cost effective and environmentally friendly.

PRODUCT LINES

         Reink is an established manufacturer, and marketer, of products for the imaging consumables market. Products include ink jet and toner cartridges, inkjet refill kits, remanufactured cartridges, thermal printer film, impact printer ribbons, bulk ink, and a wide range of specialty inks for industrial printer applications.

         INK JET REFILL KITS AND CARTRIDGES

         The Company is a leading manufacturer and distributor of Ink Jet Refill Kits and Ink Jet Cartridges that cover 99% of the industry's most popular printers. Retail office products and retail electronics companies selling into the aftermarket generate the majority of Reink Corp.'s ink jet business. Reink Corp. centers its ink jet product strategy on providing multiple products under various brand names for customers' seeking an alternative to today's high priced printing costs.

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         LASER TONER CARTRIDGES

         The Company re-manufacturers laser toner cartridges. An extensive manufacturing process ensures that all cartridges sold meet or exceed the original OEM's performance standard. The Company's research and development staff has enabled us to remanufacture a top quality product at a fraction of the cost.

         There is still substantial growth taking place in this market segment. Reink Corp. plans to aggressively develop market share by selling products through its existing customer network as well as developing new business.



         RIBBON

         Ribbon products still represent an important and profitable segment of the market place. Although the size of the overall market is diminishing it still represents a significant opportunity for the Company.

         BULK INK

         Applications Using Industrial Ink Jet Inks Include:

         o         Mailing Systems
         o         Unit Pack Printing Systems
         o         Packaging Systems
         o         Wide Format Printing, used in graphic arts/signage industries
         o         Tag and Label Printing Systems; and

         Current Industrial Ink Products:

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         o          Mailing  Systems  Based  on  Piezo  and  Thermal   Printhead
                    Technology
         o          OCR,  Fast Dry and Color Inks
         o          Bulk Feed  Systems
         o          4 Print heads from one bulk ink  reservoir.
         o          Color Inks including Fluorescence "Neon" colors.
         o          On Target Technologies (OTT)
         o          Unit Pack and Carton Printing
         o          Modular Ink Technologies (MIT)
         o          Mailing, Unit Pack and Carton Printing
         o          Trident: Mailing Systems, Unit Pack and Carton Printing
         o          Valve Jet Inks: Carton Printing
         o          New Industrial Ink Products
         o          Ink for Digital Cameras-Photo Applications

TRADEMARKS

         Reink is a  registered  trademark  owned by the Company and  recognized
throughout the industry.    The Company's  formulas are closely guarded as trade
secrets.

SALES, MARKETING AND DISTRIBUTION

         SALES AND MARKETING

         Since the Company's beginning in 1993 through Renewable Resources, sales have grown from $120,000 in 1993 to approximately $7,500,000 million in 1999. The overall strategy of the Company is to focus on core strengths and identify the product demands of the imaging supplies market. The Company's goal is to produce high quality ink which can be sold within a wide number of formats thus minimizing the companies reliance on any one segment, channel or customer. Our strategy will focus on the following channels:

         o          Distributors to the Retail channel
         o          Industrial market
         o          Government  and Corporate  channels
         o          End Consumers - eBusiness
         o          Wide Format and related markets.

         DISTRIBUTIONS TO THE RETAIL CHANNEL

         The Company will leverage existing retail strategic relationships which certain key distributors have established in order to increase sales into the retail segment. This strategy will allow the Company to focus on the product as opposed to dealing with the packaging and programs necessary to maintain the retail relationship. The Company produces products which will be sold under

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different  names or brands which will  eliminate the need for marketing or other programs. This strategy has been successfully implemented in other product categories such as soft drinks (Cott Corporation, NASDAQ:COTT) and throughout the retail industry.

     The Company has entered into a contract, commencing in February 2001, which is expected to generate minimum revenues of $5 million in the first year and $7 million in the second year. The Company has already shipped in excess of $800,000 in orders to this customer in the year 2000.

         INDUSTRIAL MARKET

     The Company is leveraging OEM relationships and ink expertise to develop new products for sales into the wide format digital printing market, the digital photography field and the industrial printing market. The industrial printing market includes such applications as addressing labels, postal bar coding and package coding. All consumer packaging companies, from Proctor and Gamble to beverage companies such as Coke and Pepsi, use inkjet printing for packaging codes. This market alone is huge and the Company is just commencing the launch of a product line into this channel.

         GOVERNMENT AND CORPORATE CHANNELS

     Governments are extremely large users of ink and related products. The Company currently sells into certain Government departments but the growth opportunity is huge as the Company provides a cost effective viable alternative to the OEM's. Through distributors with existing government business in other products, the Company is gaining access to this large market. As the governmental departments are focusing on their budgets and the need to cut costs, the need for alternatives increases, thus providing an opportunity for growth. For example the demand for remanufactured Inkjet cartridges is growing given the large cost per OEM cartridge and the increased printer usage as employees have printers in their offices. The government departments approached to date have responded favorably to the Company's proposals.

         END CONSUMERS - EBUSINESS

     The Company currently has a number of acquisitions and strategic agreements underway, which will provide the channel to sell direct to the end consumer. There are a large number of fragmented resellers of products which will provide the engine to generate sales of the Company products direct to the end consumer.

     The Company has begun selling to QVC, through a distributor, and expects this direct channel to the consumer will increase the awareness/education levels related to alternatives to the OEM products. This increased awareness will drive the demand for refillable technology in order to be cost effective and environmentally friendly.

         WIDE FORMAT AND RELATED MARKETS

     The Company has identified an internet technology whereby it will be able to provide end- users, retail consumers and bulk ink customers with an "engine" which will be accessed through the Reink internet site.

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This will allow our  customers  the ability to target and store  high-resolution digital images and allow them to access those proprietary images on an as needed basis through a designated website. Retail/end-users, through our "Idea Center", will be able to access various high quality digital graphics for numerous small business applications, (ie. brochures, logos.) or personal use, with the ability to drive print application.

     Additionally, the Company is broadening its line of hard copy supplies products through strategic alliances and/or acquisitions. This is accomplished by seeking out leading companies in the dyes and sublimation ink markets who have the ability to print on more porous surfaces (i.e., glass and earthenware), special durable inks for fabric printing, thermal transfer ribbons for bar coding, label printing and MICR inks for check printing. The Company has huge potential given the large number of areas where ink is utilized. Throughout all of business and marketing ink remains a fundamental component of communication through items such as billboards, point-of-sale materials, etc. The Company's strategy focuses on the areas where ink is consumed and how best to penetrate these channels.

     The Company has targeted several companies that cater to certain types of businesses for acquisition to grow the Company and increase revenues. An example for this segment would be the beer distributors and there need for point of sale material. In the past the printing of this material was centralized and posters were shipped out to the resellers of beer. This was costly due to leftover materials being date sensitive and, further, customization for specific locations is difficult. This function is being pushed out to the distributors who, in turn, can print in smaller runs on wide format printers in order to customize and improve the timely delivery of point of sale material. This fact creates a huge market for ink and related products as the number of wide format printers increases as well as the need for the distributors to reduce their own printing costs. This business is fragmented with a number of small players but no dominant supplier. The Company is positioning itself to capitalize on this large and highly profitable market through high quality products and strategic acquisitions within the segment.

          Distribution

     The Company primarily sells its products to distributors who in turn sell into the retail channel as well as other channels. The Company has recently signed an exclusive contract, with a distributor, Reusuable Technologies, Inc., for the sale of all Inkjet Refill kits. Other products are sold through non-exclusive arrangements with various distributors."

RESEARCH AND DEVELOPMENT


 The Company devotes a part of its budget to new product development (approximately $650,000/yr.) and quality control (approximately $100,000/yr.). The Company's R&D staff in Tennessee is comprised of seven (7) highly respected chemists and engineers. The R&D team has developed over 150 ink formulations and ink refill systems for:

         o Major compatible cartridge manufacturers in Asia and the U.S., including products for the U.S. Government Services administration (GSA) contract. Working through an approved GSA vendor, regular re-orders are commonplace and this business will become an "annuity" for Reink

         o Leading rechargers in the American recycling industry, including Mexico and South America

         o Major office superstores and OEMs, such as Brother, Smith Corona, Olympia, and Intimus.

         o Major accounts in the postal/addressing field requiring specialty inks for OCR and bar coding applications

         o     The new digital printing and digital photography markets

         o The graphics arts and sign industries to meet the needs of package bar coding, postal/addressing and wide format digital printing.

         One of the fastest growing sectors of the imaging products and computer industries is ink jet. The Company was a vital part of this growth offering key technological advances in:

         o Pigments - New ink jet formulas, using precisely controlled dispersion of particles for outstanding fade and water resistance

         o New 6-Color Systems - This has dramatically broadened the horizon of color printing options, especially in the digital camera field

         o Industrial Inks - Several postal addressing inks with fast dry times and high contrast for Optical Character Recognition (OCR); porous and non-porous (film) inks for the packaging field, especially good for high definition bar code printing

         o Photographic Quality Inks - This development requires precise control of droplet size and substrate interaction which is achievable based on the expertise of the R&D team

         o     Bright Colored Pigment Inks

         o     Neon Inks  -    Reink  has developled a full line of neon ink jet
               inks.  It is an  emerging technology  featuring  increased  color

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               enhancement  branded  ink jet  printing  in the children's market and for greeting card applications.

MANUFACTURING AND PRODUCTION

         The Company operates four (4) facilities. The Company's headquarters and main operations are located in Pennsauken, New Jersey, in a 32,000 square foot facility. There is room to expand and add approximately 8,000 square feet as operations demand. The Company makes matrix ribbons, remanufactures laser toner cartridges, and ink jet refill kits. The Company also leases an additional 4,650 square feet of space of nearby warehouse. The company employs approximately 65 full time employees at the Pennsauken site. The Company also leases 10,000 square feet in Cookeville, Tennessee. The Cookeville facility manufactures bulk ink and remanufactures ink jet cartridges. Additionally, all research and development is conducted at the Cookeville location. The Company employs approximately 20 full time employees in Cookeville, of which 7 are involved in research and development and quality control.

         The Company leases 4,000 square feet in an Ontario, California warehouse to house inventory. The Company anticipates utilizing this facility for wide format production in the near future.

COMPETITION

         The imaging supplies business is intensely competitive. In both impact and non-impact markets, the Company faces competition from both OEM's as well as other aftermarket manufacturers.

         Retail Aftermarket Competitors include American Ink Jet; Jetfill, Inc.; Nu-Kote International ; DataProducts and Formulabs.

         OEMs currently dominate the market for the majority of toner products and ink jet supplies. However, the market for compatible toner supplies is still developing and currently there are several independent competitors in this market.

         In the industrial market, OEMs control 90% of the ink jet aftermarket. The major OEMs are Videojet, who has just acquired Marsh (strong in the corrugated packaging field). Videojet is the leader in the carton and individual pack coding market. Their major competition is Domino Amjet, Willett International, Diagraph, Matthews, Markem and several other significant players. The ink jet packaging printer market is estimated at $800 Million annually, with $150 million attributable to bulk ink sales. Systems based on Trident's Piezo electric printhead technology represent $80 million of this market.

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ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

         The following discussion and analysis should be read in conjunction with the consolidated financial statements and the notes appearing elsewhere in this Registration Statement.

GENERAL

         The Company was incorporated in Delaware on March 3, 1999, and as discussed below, acquired on April 9, 1999, the stock of Renewable Resources, Inc. ("Renewable"). Renewable distributes bulk ink, toner cartridges, and ribbons for sale to customers as well as ink for use in the manufacture of ink jet refill kits, using a patented method to safely and economically refill ink jet cartridges and re-manufacture compatible cartridges. The products are sold to both wholesale distributors and retail office supply stores, both domestically and internationally.

         The Company acquired 100% of the shares of Renewable for the following consideration: (1) $70 at closing; (b) commitment by a shareholder of the Company to arrange financing for the Company or Renewable for at least $600,000 in the form of equity and/or debt; (c) agreement by a debtor of Renewable to forgive all indebtedness outstanding retroactive to December 31, 1998; a principal of such debtor will be retained by Renewable to provide consulting services to the Company for a monthly fee of $9,028 for an eighteen-month period commencing July 1, 1999; and (d) the sole shareholder of Renewable received 3,150,000 shares of the Company's common stock.

         On May 19, 1999, the Company was acquired by Newmarket Strategic Holdings, Inc., a shell corporation ("Newmarket") for 11,850,000 shares of Newmarket stock pursuant to the Plan of Merger between the Company and Newmarket. Newmarket then changed its name to Reink Corp. The aforementioned acquisitions of Renewable and Reink have been accounted for as reverse acquisitions under the purchase method for business combinations. Accordingly, the combinations have been recorded as a recapitalization of Renewable, pursuant to which Renewable is treated as the continuing entity.

         The Company established a holding company called Reink Canada Corp. for
purposes of generating future business in Canada.    Reink Canada Corp. had only
minimal activity in the period ended December 31, 1999 and September 30, 2000.

         On September 30, 1999, the Company purchased all of the assets and assumed all of the liabilities of Assembly Services Unlimited, Inc. ("Assembly") and 100% of the membership interest of Brittany LLC ("Brittany"), the entity owning the property on which Assembly conducts its operations. Assembly subsequently changed its name to Reink Imaging USA, Ltd. ("Reink Imaging"). The Company initially issued 712,500 shares of its common stock for the acquisition of Assembly, and in May 2000, issued an additional 487,500 shares. Reink paid $137,500 through September 30, 2000. The balance of $112,500 is payable $50,000 on or before April 10, 2001 and the remaining balance on or before June 30, 2001.
                                      -12-


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         The  financial  statements  of the  Company  and  following  discussion relating to the year ended December 31, 1998 reflect the operations of Renewable, and the financial statements of the Company and following discussion relating to the year ended December 31, 1999 reflect the operations of the Company and Renewable for the 1999 calendar year and the operations of Reink Imaging, Brittany and Reink Canada Corp. for the three (3) month period ended December 31, 1999.

         On June 30, 2000, the Company sold 100% of the stock of Renewable back to its former founder. Such agreement, as amended, provided for the Company to pay Renewable $165,000, payable in three equal installment of $55,000 on or before October 15, 2000, December 31, 2000, and February 28, 2001, respectively. The Agreement has been modified and the loan is current. However, the Company retained certain assets of Renewable including cash, inventory and its principal operating assets, which the Company had collateralized under a security agreement. The Company also agreed to supply certain ink products to Renewable at an agreed upon price with approximately $240,000 of such products at no charge to Renewable. The Company is continuing in the business of manufacturing ink jet supplies.

         The financial statements of the Company and following discussion relating to the nine months ended September 30, 1999 reflect the operations of the Company and Renewable. The financial statements of the Company relating to the nine months ended September 30, 2000 reflect the operations of Renewable through June 30, 2000, and the operations of the Company, Reink Imaging, Brittany and Reink Canada Corp. for the nine (9) months ended September 30, 2000.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1999 AS
COMPARED TO YEAR ENDED DECEMBER 31, 1998

         REVENUES - Total revenues increased to $7,538,169 for the fiscal year ended December 31, 1999, compared to $5,709,982 for fiscal 1998. This increase was primarily due to increased business from Office Depot and the acquisition of the business of Assembly Services Unlimited during 1999.

         GROSS PROFIT - Gross profit increased to $3,299,705 in fiscal 1999 from $2,764,854 for fiscal 1998 due to the increased revenues. Gross profit margin decreased in fiscal 1999 due to the inclusion of impact ribbons and toners which generally have lower margins than the inkjet business.

         OPERATING EXPENSES - Operating expenses increased to $4,533,697 in fiscal 1999 from $2,705,352 in fiscal 1998, which was primarily the result of an increase in selling, general and administrative expenses. Selling, general and administrative expenses increased as a result of increased infrastructure costs in an effort to grow sales through additional staffing and other costs. Subsequently, the Company underwent an overall restructuring program to reduce costs and streamline the Company's operating structure.

         NET INCOME (LOSS) - As a result of the above, the Company sustained a net loss of $(1,270,103) for the year ended December 31, 1999 ($.08 loss per share on 15,143,988 weighted average outstanding shares), compared to net income of $58,432 for the year ended December 31, 1998 ($.05 income per share on

 11,850,000 weighted average outstanding shares).

NINE MONTHS ENDED SEPTEMBER 30, 2000 AS
COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1999

     REVENUES - Total revenues decreased to $5,327,734 for the nine months ended September 30, 2000, compared to $5,575,434 for the same period last year. This decrease was due to the loss of the Office Depot business which was partially offset by the acquisition of the business of Assembly Services Unlimited in the fourth quarter of 1999.

     GROSS PROFIT - Gross profit decreased to $1,598,780 for the nine months ended September 30, 2000, compared to $4,033,689 for the same period last year. In addition the gross profit margin decreased over the same period This was due to the increase in the impact ribbon and toner business acquired in the fourth quarter 1999, as well as decreased revenues for the same period. The gross profit margin from the impact ribbon and toner business results in margins of roughly 30% compared with the inkjet business where margins are closer to 50%.

     OPERATING EXPENSES - Operating expenses decreased slightly to $4,051,856 for the nine months ended September 30, 2000, compared to $4,233,240. Selling, general and administrative expenses decreased as a result of closure of the Boca Raton sales and administrative offices. In addition, the Company increased spending on research and development to in an effort to generate future sales.

     NET INCOME (LOSS) - As a result of the above, the Company sustained a net loss of $(2,599,807) for the nine months ended September 30, 2000 ($.14 loss per share on 17,981,600 weighted average outstanding shares), compared with a loss of ($208,104) for the same period last year.

LIQUIDITY AND CAPITAL RESOURCES

     The Company has financed its cash requirements primarily through operations, borrowings on its bank credit line and sales of its securities. The Company's bank credit facility permitted borrowings of up to $1,000,000 against a fixed percentage of qualified accounts receivable and inventory. The interest rate of the line was twelve percent (12%). The credit facility is collateralized by accounts receivable and inventory. The credit facility terminated on November 25, 2000, and has not been renewed. Since September 30, 2000, the Company has paid down the outstanding balance to $500,000. The Company is seeking new financing to satisfy the remaining outstanding liability. As of the date of this registration Statement, the bank has not given the Company formal notice with respect to collection.

     As of September 30, 2000, the Company had a working capital deficiency of $(1,484,670). The Company is not currently generating sufficient working capital to fund its projected operations for the next fiscal year. In addition, expansion of operations will require capital infusions of a minimum of $1.5 million dollars necessary to fund the purchase of inventory and to meet the Company's working capital needs. The Company anticipates raising additional capital through the issuance of its securities and obtaining traditional lines of credit. The specific terms of any equity or debt financing will be subject to negotiation with potential investors. There can be no assurances that the Company will be successful in obtaining this additional financing.

         The Company has no present commitment that is likely to result in its liquidity increasing or decreasing in any material way. In addition, the Company knows of no trend, additional demand, event or uncertainty that will result in, or that are reasonably likely to result in, the Company liquidity increasing or decreasing in any material way. The Company has no material commitments for capital expenditures. The Company knows of no material trends, favorable or unfavorable, in the Registrant's capital resources.

ITEM 3.                    DESCRIPTION OF PROPERTY

         Reink Corp. currently manufactures product in 2 facilities and leases 2 warehouse facilities, as follows:

         PENNSAUKEN, NEW JERSEY - The Company owns a 32,000 square foot facility which is located on approximately 2.1 acres in Pennsauken, New Jersey. The facility is approximately 40 years old and in good condition. The facility has ample room to expand by another 8,000 square feet as demand necessitates. The Company also leases an additional 4,650 square feet of warehouse space conveniently located near the main facility on a month-to-month basis at a cost of $2,200 per month.

         COOKEVILLE, TENNESSEE - On September 12, 1999, the Company entered into a lease for a 10,000 square foot office and warehouse facility located in Cookeville, Tennessee for a term of sixty (60) months at a cost of $4,450 per month for the first sixty (60) month period with an option for a second sixty
(60) month term at $5,450 per month. The facilities are well maintained, in substantial compliance with environmental laws and regulations, and adequately covered by insurance. The Company also believes that the leased facility is not unique and could be replaced, if necessary, at the end of the term of the existing lease.

         ONTARIO, CALIFORNIA - On September 12, 1999, the Company entered into a lease for a 4,000 square foot office and warehouse facility located in Ontario, California for a term of twenty-four (24) months at a cost of $1,932 per month for the first twelve (12) month period and $2,029 for the second twelve (12) month period. The Company believes that the facilities are well maintained, in compliance with environmental laws and regulations, and adequately covered by insurance. The Company also believes that the leased facility is not unique and could be replaced, if necessary, at the end of the term of the existing lease.

ITEM 4.                    SECURITY OWNERSHIP

         The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of the date of this Registration Statement, by (i) each person who is known by the Company to own beneficially more than five percent (5%) of the Company's outstanding Common Stock; (ii) each of the Company's officers and directors; and (iii) officers and directors of the Company as a group:


                                                                          Shares of Common          Percentage of
Name and Address                    Position                               Stock Owned 1              Ownership
----------------                    --------                               ------------              -------------

William E. Gallagher                Director, President and                   1,425,000                6.95%
c/o Reink Corp.                     Chief Operating Officer
2550 Haddonfield Road
Pennsauken, NJ 08110

William M. Smith                    Director, Chief Financial                   300,000                1.46%
c/o Reink Corp.                     Officer
2550 Haddonfield Road
Pennsauken, NJ 08110

Wayne J. Maddever                   Director                                     39,000                 .19%
c/o Reink Corp.
2550 Haddonfield Road
Pennsauken, NJ 08110

Robert Sinatra                      Secretary, Treasurer                         75,000                 .37%
c/o Reink Corp.
2550 Haddonfield Road
Pennsauken, NJ 08110

Manchester Consolidated Corp.       Shareholder                               3,150,0002              15.36%
120 Adelaide Street West
Suite 2401
Toronto, Ontario,  M5H 1T1

4C Holdings, Inc.                   Shareholder                               3,149,9993              15.36%


21670 Frontenoc Court
Boca Raton, Fl 33433

All officers and directors
as a group (4)                                                                1,839,000                8.96%

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS. OFFICERS AND DIRECTORS

--------

1 As used herein, the term beneficial ownership with respect to a security is defined by Rule 13d-3 under the Securities Exchange Act of 1934 as consisting of sole or shared voting power (including the power to vote or direct the vote) and/or sole or shared investment power (including the power to dispose or direct the disposition of) with respect to the security through any contract, arrangement, understanding, relationship or otherwise, including a right to acquire such power(s) during the next 60 days. Unless otherwise noted, beneficial ownership consists of sole ownership, voting and investment rights.

2 Manchester Consolidated Corp. is controlled by Anthony M. Pallante, former Chairman of the Company's Board of Directors

3 4C Holdings, Inc. is controlled by Thomas J. Irvine, former Director, President and CEO of the Company, and controlling shareholder in Reusable Technologies, Inc., through whom the Company has a contract to distribute certain product.

         The officers and directors of the Company, and further information concerning them, are as follows:

         NAME                AGE           POSITION

William E. Gallagher          43           President, COO and Director

William M. Smith              37           Executive Vice President,
                                           Chief Financial Officer and Director


Robert P. Sinatra             44           Secretary / Treasurer

Wayne J. Maddever             51           Director

BIOGRAPHICAL DETAILS

     WILLIAM E. GALLAGHER joined the Company in October, 1999, as Chief Operating Officer, President and CEO of Reink Imaging USA, Ltd., a wholly owned subsidiary of the Company. In May, 2000, Mr. Gallagher assumed the additional duties as President of the Company. Mr. Gallagher has served as a Director of the Company since May, 2000. From June 1987 through September 1999, Mr. Gallagher was the principal shareholder and served as President of Assembly Services Unlimited, Inc. d/b/a Wildan Services, a Pennsauken, New Jersey manufacturer of computer and typewriter ribbons and laser toner cartridges. In 2000, Assembly Services Unlimited was purchased by the Company. Mr. Gallagher earned a B.A. in Business Management from Rowan University in 1979.

     WILLIAM M. SMITH joined the Company in May, 1999, as Chief Financial Officer and has served as a Director since May, 2000. From April, 1998 to March, 1999, Mr. Smith was the CFO of the Locator Group Inc., a leader in the publishing industry. From September, 1994 to March, 1998, Mr. Smith was Vice President of Finance and Treasurer of Cott Corporation, a publicly traded company in both Canada and the United States. Cott Corporation is the largest manufacturer of soft drinks in North America. Prior to 1994, Mr. Smith was the Treasurer and Officer at Molson Breweries responsible for all financing, cash flow, leasing and foreign exchange, amongst other senior financial responsibilities. Mr. Smith is a chartered accountant having graduated with honors from the University of Waterloo, Canada with a Bachelor of Mathematics degree in 1987.

     ROBERT SINATRA joined the Company in October 1999 as Secretary/Treasurer and assumed additional duties as Vice President of Finance of Reink Imaging USA, Ltd., a wholly owned subsidiary of the Company. From June, 1998 through September, 1999, Mr. Sinatra served as controller of Assembly Services Unlimited, Inc. which was purchased by the Company during 1999. From October, 1987 through June, 1999, Mr. Sinatra served as controller of BDP International, Inc., a Philadelphia, Pennsylvania international freight forwarder and customs house broker.Mr. Sinatra secured a B.A. in accounting from Rutgers University in 1978.

     WAYNE J. MADDEVER, PH.D., P. ENG., joined the Company has a Director in October, 2000. Currently, Dr. Maddever is self-employed as a consultant of WJ Maddever & Associates. From January, 1999 until October, 2000, Dr. Maddever was General Manager of Sanden Machine, Ltd., a Cambridge, Ontario, Canada supplier of web offset printing equipment to the forms, direct mail and commercial printing industries. From December, 1996 to January, 1999, Dr. Maddever served as President of Resource Plastics, Inc., the largest recycler of film and rigid plastics in Canada. From May, 1991 to December 1996, Dr. Maddever served as General Manager of MG Canada, a subsidiary of Messen Greishein Gnbh, Germany's largest industrial gas company. Dr. Maddever received is Doctorate in Metallurgical and Materials Science Engineering from the University of Toronto in 1978.

ITEM 6.                    EXECUTIVE COMPENSATION

         The following table sets forth annual remuneration of $100,000 or more paid for the fiscal years ended December 31, 1999 and 2000 to certain officers and directors of the Company:

                                                     SUMMARY COMPENSATION TABLE

                                            Annual Compensation                   Long Term Compensation
                           --------------------------------------------   -----------------------------------
                                                                                 Awards             Payments
                                                                          ------------------------- ---------
                                                                          Restricted   Securities
Name of Individual                                         Other Annual   Stock        Underlying/    LTIP           All Other
And Principal Position     Year     Salary      Bonus      Compensation   Award(s)     Options/sars  Payouts       Compensation
----------------------     ----     ------      -----      ------------   --------     ------------  -------       ------------

William E. Gallagher       2000      $135,000  $15,000      $9,000          -0-         -0-            -0-             -0-
  President & COO          1999      $110,354  $ 3,750      $2,250          -0-         -0-            -0-             -0-

Bradley Garrison           2000      $ 95,000  $23,750      $9,000          -0-         -0-            -0-             -0-
 Executive Vice President  1999      $ 30,003  $ 7,308      $3,000          -0-         -0-            -0-             -0-
 of Sales & Marketing

Robert W. Zolg             2000      $ 95,000  $    -0-     $   -0-         -0-         -0-            -0-             -0-
 Executive Vice President  1999      $ 95,000  $    -0-     $   -0-         -0-         -0-            -0-             -0-
 of Research & Development
 (Reink Imaging USA Ltd.)

Robert P. Sinatra          2000      $ 90,000  $    -0-     $6,000          -0-         -0-            -0-             -0-
 Secretary/Treasurer       1999      $ 70,771  $    -0-     $1,500          -0-         -0-            -0-             -0-


EMPLOYMENT AGREEMENTS

         The Company executed an Employment Agreement with William F. Gallagher which Employment Agreement commenced October 1, 1999. The Employment Agreement provides that Mr. Gallagher is to receive a base salary of $135,000 and yearly bonuses up to one hundred percent (100%) of his base salary, said bonus structured sixty percent (60%) on objective achievement and forty percent (40%) on Company profitability as established by the Compensation Committee. Mr. Gallagher is guaranteed a minimum bonus of $15,000 per year which he received for the year ended 2000. In the event of termination by the Company, without cause, Mr. Gallagher would be entitled to the balance remaining in the Employment Agreement. During the term of his employment and for a period of twelve (12) months after he receives his last compensation, under the Employment Agreement, Mr. Gallagher cannot directly or indirectly compete with the Company.

     The Company  executed an  Employment  Agreement  with Robert  Sinatra which
Employment Agreement commenced October 1, 1999. The Employment Agreement provides that Mr. Sinatra is to receive a base salary of $90,000 and yearly bonuses up to forty percent (40%) of his base salary, said bonus structured fifty percent (50%) on objective achievement and fifty percent (50%) on Company profitability as established by the Compensation Committee. In the event of termination by the Company, without cause, Mr. Sinatra would be entitled to the balance remaining in the Employment Agreement. During the term of his employment and for a period of twelve (12) months after he receives his last compensation, under the Employment Agreement, Mr. Sinatra cannot directly or indirectly compete with the Company.

ITEM 7.                    CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     On May 19, 1999, Reink Corp., a privately held Florida corporation, and Newmarket Strategic Development Corp., a publicly held Delaware corporation, entered into a Plan and Agreement of Reorganization by Merger of Reink Corp. With and Into Newmarket Strategic Development Corp. Under the Name Reink Corp. Shareholders of Reink Corp., the Florida corporation, received an aggregate of 11,850,000 shares of the Common Stock of Newmarket Strategic Development Corp. n/k/a Reink Corp. In connection with the issuance of shares to Reink Corp., Anthony Pallante, through Manchester Consolidated Corp., received 3,150,000 shares; former officer and director Thomas Lawrence received 3,150,000 shares; former officer and director Thomas Irvine, through 4C Holdings, Inc., received 3,150,000 shares; and William M. Smith received 75,000 shares.

     In January and May, 2000, the Company issued 1,125,000 shares to William E. Gallagher and 75,000 shares to Robert P. Sinatra for a total of 1,200,000 shares in connection with the Company's acquisition of Reink Imaging and Brittany L.L.C.

     In May, 2000, the Company granted 225,000 stock options each to William E. Gallagher, Anthony Pallante, and William M. Smith, and 150,000 stock options to Robert P. Sinatra.

     In May, 2000, the Company issued to William M. Smith 225,000 shares of the Company's Common Stock for services rendered.

     In September, 2000, the Company's Board of Directors approved a three-for-two stock split of the Company's Common Stock, effective at the opening of trading on September 29, 2000. All calculations of number of shares in this registration statement have been adjusted to reflect the three- for-two forward stock split.

ITEM 8.                    DESCRIPTION OF SECURITIES

COMMON STOCK

     The Company has 100,000,000 shares of Common Stock authorized, of which 20,507,851 shares are issued and outstanding as of the date of this registration statement.

     The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. The holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the Common Stock. Holders of shares of Common Stock, as such, have no conversion, preemptive or other subscription rights, and, except as noted herein, there are no redemption provisions applicable to the Common Stock. All of the outstanding shares of Common Stock are fully paid and nonassessable.

     The holders of Common Stock do not have any subscription, redemption or conversion rights, nor do they have any preemptive or other rights to acquire or subscribe for additional, unissued or treasury shares. Pursuant to the Company's Bylaws, except for any matters which, pursuant to corporate law, require a greater percentage vote for approval (including, for example certain mergers and consolidations and the amendment of certain provisions of the Company's Bylaws) , the holders of majority of the issued and outstanding Common Stock entitled to vote, if present in person or by proxy, are necessary and sufficient to constitute a quorum for the transaction of business at meetings of the Company's stockholders. Further, except as to any matter which, pursuant to corporate law, requires a greater percentage vote for approval (including, for example, certain mergers, consolidations, sales of substantially all of the assets, and amendments to certain provisions of the charter and Bylaws, of the Company), the affirmative vote of the holders of a majority of the Common Stock voted on the matter (provided a quorum as aforesaid is present) is necessary and sufficient to authorize, affirm or ratify any act or action except the election of directors, which is by a plurality of the votes cast.

     The holders of Common Stock do not have cumulative voting rights. Accordingly, the holders of more than half of the outstanding shares of Common Stock can elect all of the directors to be elected in any election. In such event, the holders of the remaining shares of Common Stock would not be able to elect any directors. The Board of Directors is empowered to fill any vacancies on the Board of Directors created by the resignation, death or removal of directors.

TRANSFER AGENT

     The transfer agent for the Company's Common Stock is Corporate Stock Transfer & Trust Co., Denver, Colorado.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

         The Company's Common Stock commenced trading in the National Association of Securities Dealers, Inc. ("NASD") "Pink Sheets" under the symbol "RINC" on May 11, 2000. Set forth below is the range of high and low bid information for the Company's Common Stock for the period commencing May 11, 2000 (the inception of trading) through February 6, 2001. This information represents prices between dealers and does not reflect retail mark-ups or mark-downs or commissions, and may not necessarily represent actual market transactions.

FISCAL PERIOD                                       HIGH BID             LOW BID

2000:

Commencement of trading (May 11, 2000)*.............$  .71               $   .58
Second Quarter ended June 30, 2000*.................  1.25                   .71
Third Quarter ended September 30, 2000*.............  1.43                  1.20
Fourth Quarter ended December 31, 2000..............  1.06                   .60

*ADJUSTED FOR A 3-FOR-2 STOCK SPLIT EFFECTIVE SEPTEMBER 29, 2000.

2001:

First Quarter
    (through February 6, 2001)........................1.25                   .75

     The closing bid price for the Company's Common Stock on February 6, 2001 was $.90 per share.

         As of February 6, 2001, there were approximately 173 record holders of the Company's outstanding Common Stock. Moreover, additional shares of the Company's Common Stock are held for stockholders at brokerage firms and/or clearing houses, and therefore the Company was unable to determine the precise number of beneficial owners of Common Stock as of February 6, 2001.

         The Company has never declared or paid cash dividends on its common stock and the Company's Board of Directors intends to continue its policy for the foreseeable future. Earnings, if any, will be used to finance the development and expansion of the Company's business. Future dividend policy will depend upon the Company's earnings, capital requirements, financial condition and other factors considered relevant by the Company's Board of Directors and will be subject to limitations imposed under Delaware law.

ITEM 2.                    LEGAL PROCEEDINGS

         From time to time, the Company may be involved in litigation that arises in the normal course of business operations. During June 1999, the Company entered into a Product Development and Manufacturing agreement with FAES USA, Inc. (FAES), a Tennessee corporation. FAES develops specialized industrial equipment that services the ink-jet cartridge industry. Pursuant to such agreement, the Company was obligated to fund FAES development and manufacturing costs of such equipment. The Company is being sued by FAES for approximately $250,000 for costs incurred. The Company requested documentation to substantiate the claim. The Company and FAES have now reached a settlement to resolve all issues. The settlement will not have any material impact on the operations of the Company. At September 30, 2000, a loss provision of $125,000 had been accrued.

ITEM 3.                    CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     No change or disagreement with accountants took place with respect to the preparation of the Company's financial statements for the two (2) most recent fiscal years contained in this report, and for the quarter ended September 30, 2000.

ITEM 4.                    RECENT SALES OF UNREGISTERED SECURITIES

     On May 19, 1999, Reink Corp., a privately held Florida corporation, and Newmarket Strategic Development Corp., a publicly held Delaware corporation, entered into a Plan and Agreement of Reorganization by Merger of Reink Corp. With and Into Newmarket Strategic Development Corp. Under the Name Reink Corp. Shareholders of Reink Corp., the Florida corporation received an aggregate of 11,850,000 shares of the Common Stock of Newmarket Strategic Development Corp. n/k/a Reink Corp.

     In January, 2000, the Company issued 1,390,350 shares of the Company's Common Stock pursuant to a Private Placement Offering pursuant to exemptions under the Securities Act of 1933, as amended (the "Act")..

     In January and May, 2000, the Company issued an aggregate of 1,200,000 shares of Common Stock in connection with the Company's acquisition of Reink Imaging and Brittany L.L.C.

     In May, 2000, the Company issued 1,605,000 shares of the Company's Common Stock to various individuals for consulting and professional services rendered pursuant to exemptions under the Act.

     In May and September 2000, the Company granted an aggregate of 1,117,500 stock options to employees pursuant to the Company's Stock Option Plan.

     In July, 2000, the Company issued 337,500 shares of Common Stock to various individuals pursuant to exemptions under the Act.

     In October, 2000, the Company issued 600,000 shares of Common Stock to a corporation pursuant to exemptions under the Act.

ITEM 5.     INDEMNIFICATION OF DIRECTORS AND OFFICERS

LIMITATIONS ON LIABILITY AND INDEMNIFICATION MATTERS

         We have adopted provisions in our articles of incorporation that will limit the liability of our directors to the fullest extent permitted by the by the Delaware General Corporation Law. Pursuant to such provisions, no director will be liable to the Company or its Securityholders for monetary damages for breaches of certain fiduciary duties as a director of the Company. The limitation of liability will not affect a director's liability for a breach of the director's duty of loyalty to the company or its Securityholders, an act or omission not in good faith or that involves intentional misconduct or a knowing violation of the law, any unlawful distributions, or a transaction from which the director receives an improper personal benefit. The limitation of liability also will not affect the availability of equitable remedies such as injunctive relief or rescission.

         Our articles of incorporation will permit us to indemnify officers and directors to the fullest extent permitted by law. We have also entered into agreements to indemnify our directors and executive officers. These agreements, among other things, indemnify our directors and executive officers for certain expenses, judgments, fines and settlement amounts incurred by them in any action or proceeding, including any action by or in the right of the company, arising out of the person's services as a director or executive officer of the company or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified directors and executive officers.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling person based on the foregoing provisions, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and is, therefore, unenforceable.

                              FINANCIAL STATEMENTS

         The financial statements required pursuant to Item 310 of Regulation S-B are included as a separate section commencing on page F-1.

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        REINK CORP.


Dated: February 12, 2001                By:______________________________
                                           William E. Gallagher
                                           President and Chief Operating Officer

                              FINANCIAL STATEMENTS

REINK CORP AND SUBSIDIARIES(UNAUDITED)

Consolidated Balance Sheet                                   F-1
Consolidated  Statement of Operations                        F-2
Consolidated Statement of Changes in Stockholders Equity     F-3
Consolidated Statement of Cash Flows                         F-4 - F-5
Notes to Consolidated Financial Statements                   F-6 - F-8

REINK CORP AND SUBSIDIARIES

Report of Independent Certified Public Accountants           F-9
Consolidated Balance Sheet                                   F-10
Consolidated  Statement of Operations                        F-11
Consolidated Statement of Changes in Stockholders Equity     F-12
Consolidated Statement of Cash Flows                         F-13 - F-14
NOtes to Consolidated Financial Statements                   F-15 - F-25

Brittany at 2550 Haddonfield Rd, LLC

Report of Independent Certified Public Accountants           F-26
Statements of Operations and Member's Equity                 F-27
Statements of Cash Flows                                     F-28
Notes to Consolidated Financial Statements                   F-29

Assembly Services Unlimited, Inc.

Report of Independent Certified Public Accountants           F-30
Statements of Operations and Member's Equity                 F-31
Statements of Cash Flows                                     F-32
Notes to Consolidated Financial Statements                   F-33 - F-34

Unauditied Pro Forma Information

Note on Pro Forma                                            F-35
Pro Forma Consolidated Statement of Operations(unaudited)    F-36
Notes to Pro Forma Statement of Operations                   F-37

                          REINK CORP. AND SUBSIDIARIES

                      UNAUDITED CONSOLIDATED BALANCE SHEET

                               SEPTEMBER 20, 2000

                                     ASSETS

CURRENT ASSETS:
    Cash                                                       $         55,556
    Accounts receivable (net of allowance for doubtful
      accounts of $23,000)                                            1,177,131
    Inventories                                                         748,421
    Prepaid expenses and other current assets                            14,080

                                                                 ---------------

          TOTAL CURRENT ASSETS                                        1,995,188

PROPERTY, PLANT AND EQUIPMENT, net                                    1,346,071

TECHNOLOGY                                                                    -

GOODWILL, net                                                         1,176,717

PATENTS, net                                                                  -

OTHER ASSETS                                                             20,318

                                                                 ---------------
           TOTAL ASSETS                                        $      4,538,294
                                                                 ===============


                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
    Accounts payable                                           $      1,455,613
    Accrued expenses                                                    561,430
    Payroll taxes payable                                                53,841
    Notes payable - related party                                       378,500
    Loans payable - bank                                              1,000,000
    Loans payable - other                                                30,475
                                                                 ---------------
          TOTAL CURRENT LIABILITIES                                   3,479,859
                                                                 ---------------


MORTGAGE PAYABLE                                                        605,389

STOCKHOLDERS' EQUITY:

    Common Stock, $.001 par value, 20,000,000 shares authorized,
       19,907,850 shares issued and outstanding                          19,908
    Additional paid-in-capital                                        5,578,978
    Prepaid fees and services                                          (947,388)
    Accumulated deficit                                              (4,198,452)
                                                                 ---------------

          TOTAL STOCKHOLDERS' EQUITY                                    453,046
                                                                 ---------------
                                                               $      4,538,294
                                                                 ===============

                        See notes to financial statements

                           REINK CORP AND SUBSIDIARIES

                 UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                           NINE MONTHS ENDED
                                                               SEPTEMBER 30,
                                                  ------------------------------
                                                       2000            1999
                                                  ---------------  -------------

REVENUES                                         $      5,327,734  $  5,575,434

COST OF GOODS SOLD                                      3,728,954     1,541,745
                                                  ---------------  -------------
     GROSS PROFIT                                       1,598,780     4,033,689
                                                  ---------------  -------------


OPERATING EXPENSES:
     Selling, general and administrative                1,949,620     4,124,642
     Stock issued for services                          1,426,043             -
     Research and development                             401,659        14,834
     Depreciation and amortization                        274,534        93,764
                                                  ---------------  -------------
     TOTAL OPERATING EXPENSES                           4,051,856     4,233,240
                                                  ---------------  -------------

LOSS FROM OPERATIONS                                   (2,453,076)     (199,551)

INTEREST EXPENSE                                         (146,731)       (8,553)
                                                  ---------------  -------------

     NET LOSS                                     $    (2,599,807) $   (208,104)
                                                  ===============  =============



NET LOSS PER SHARE                                $         (0.14) $      (0.02)
                                                  ===============  =============

WEIGHTED AVERAGE NUMBER OF SHARES
  USED IN COMPUTATION                             $    17,981,600  $ 13,516,667
                                                  ===============  =============








                        See notes to financial statements

                          REINK, CORP. AND SUBSIDIARIES

       UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY


                                               Common Stock           Additional                                   Total
                                        ---------------------------    Paid-In     Prepaid fees  Accumulated    Stockholders'
                                           Shares         Amount       Capital     and services    Deficit        Equity
                                        --------------   ----------   -----------  -----------   ------------   ------------

Balance - January 1, 2000                  16,952,850    $  16,953    $1,849,226    $       -     (1,598,645)    $  267,534

     Net liability transferred upon sale of
           Renewable Resources                      -            -       340,457                           -        340,457

     Sale of stock and warrants for cash      337,500          338       449,663                           -        450,001

     Options issued in connection with              -            -        86,000                           -         86,000
           consulting agreements

     Stock issued for services              2,130,000        2,130     2,285,370     (947,388)             -      1,340,112

     Stock issued for purchase of Assembly    487,500          488       568,262                           -        568,750
          Services, Inc.

     Net loss                                       -            -             -                  (2,599,807)    (2,599,807)

                                        --------------   ----------   -----------  -----------   ------------   ------------
Balance - September 30, 2000               19,907,850  $    19,908  $  5,578,978 $   (947,388)    (4,198,452) $     453,046
                                        ==============   ==========   ===========  ===========   ============   ============












                        See notes to financial statements

                           REINK CORP AND SUBSIDIARIES

                 UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                             NINE MONTHS ENDED
                                                                                                SEPTEMBER 30,
                                                                                      ----------------------------------
                                                                                           2000              1999
                                                                                      ----------------  ----------------


CASH FLOWS FROM OPERATING ACTIVITIES:
     Net loss                                                                         $    (2,599,807)  $      (208,104)
                                                                                      ----------------  ----------------
     Adjustments to reconcile net loss to net cash used in
       operating activities:

         Depreciation                                                                         172,672            90,000
         Amortization                                                                         101,861             3,765
         Options issued for services                                                           86,000                 -
         Stock issued for services                                                          1,340,112                 -

     Changes in operating assets and liabilities:

         (Increase) decrease in accounts receivable                                          (223,747)          606,140
         Decrease  (increase) in prepaid expenses and other current assets                     73,786           (62,733)
         Decrease (increase) in inventory                                                     109,733          (652,867)
         (Increase) decrease in other assets                                                  (23,442)           46,936
         (Decrease) increase in accounts payable and accrued expenses                         (66,426)          206,135
         Decrease in payroll taxes payable                                                   (116,319)         (386,099)
                                                                                      ----------------  ----------------
             Total adjustments                                                              1,454,230          (148,723)
                                                                                      ----------------  ----------------
         NET CASH  USED IN OPERATING ACTIVITIES                                            (1,145,577)         (356,827)
                                                                                      ----------------  ----------------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Purchase of fixed assets                                                                 (39,300)         (160,742)
     Net cash received in acquisition of subsidiary                                                 -            39,920
                                                                                      ----------------  ----------------
         NET CASH USED IN INVESTING ACTIVITIES                                                (39,300)         (120,822)
                                                                                      ----------------  ----------------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Repayment of bank loans                                                                 (184,160)                -
     Proceeds from issuance of note payables                                                        -            51,000
     Repayment of note payables                                                                     -           (63,604)
     Repayment of note payable in connection with Technology asset                                  -           (50,000)
     Increase in capital lease obligations                                                          -             4,950
     Advances from shareholder                                                                 50,000                 -
     Proceeds from bank line of credit                                                      1,000,000                 -
     Net change in revolving credit line - payroll                                             (2,010)                -
     Repayment of note payable                                                                (15,759)                -
     Repayment of note payable - purchase of Brittany, LLC.                                   (75,000)                -
     Decrease in due to shareholder                                                                 -           (51,000)
     Repayment of notes payable to shareholder                                                      -           (41,006)
     Issuance of common stock                                                                 450,000           686,950
                                                                                      ----------------  ----------------
         NET CASH PROVIDED BY  FINANCING ACTIVITIES                                         1,223,071           537,290
                                                                                      ----------------  ----------------
NET INCREASE IN CASH                                                                           38,194            59,641

CASH AT BEGINNING OF PERIOD                                                                    17,362             2,450
                                                                                      ----------------  ----------------
CASH AT END OF PERIOD                                                               $          55,556 $          62,091
                                                                                      ================  ================




                        See notes to financial statements
                                      F-4



                           REINK CORP AND SUBSIDIARIES

                 UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                              NINE MONTHS ENDED
                                                                                                SEPTEMBER 30,
                                                                                     ----------------------------------
                                                                                            2000              1999
                                                                                      ----------------  ----------------

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

     Cash paid for interest                                                         $         146,731 $               -
                                                                                      ================  ================


SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

     Issuance of 325,000 and 475,000 shares of common stock for purchase of
         Assembly, respectively                                                     $         568,750 $         522,025
                                                                                      ================  ================

     Issuance of note payable for purchase of Brittany, LLC.                        $               - $         250,000
                                                                                      ================  ================

     Issuance of note payable in connection with purchase of Technology             $               - $         850,000
                                                                                      ================  ================

     Capital contribution in connection with sale of Renewable Resources            $         340,457 $               -
                                                                                      ================  ================

     Stock split (3 for 2)                                                          $           6,636 $               -
                                                                                      ================  ================












                        See notes to financial statements

                        REINK CORP, INC AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      NINE MONTHS ENDED SEPTEMBER 30, 2000



1.       BASIS OF PRESENTATION

         In the opinion of management, the Company's audited financial statements contain all the adjustments(consisting of only normal recurring accruals) necessary to present fairly the financial position, results of operations, and cash flows for the period presented. The results have been determined on the basis of generally accepted accounting principals and practices applied consistently with the audited financial statements for the year ended December 31, 1999.

         Certain information and footnote disclosures normally included in financial statements presented in accordance with generally accepted accounting principles have been condensed or omitted. The accompanying consolidated financial statements should be read in conjunction with the financial statements and notes thereto for the year ended December 31, 1999 included elsewhere in this Form 10SB.

                      The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred a loss of approximately $1,700,000 for the nine months ended September 30, 2000 and $1,270,000 for the year ended December 31, 1999 and at September 30, 2000, had a working capital deficiency of approximately $1,484,000. In addition, the Company's aggregate bank borrowings of $1,000,000 which were obtained in February and April 2000 were due on November 25, 2000. Subsequent to September 30, 2000 the Company has paid $500,000 of the loan and is working with the Bank related to refinancing the loan. In order to assist with the pay-down of its loan the Company received a loan of $150,000 from a shareholder which is due on demand with interest at 14%.

                      The above conditions raise doubt about the Company's ability to continue as a going concern. The recovery of assets and continuation of future operations are dependent upon the Company's ability to obtain additional debt or equity financing and its ability to generate revenues sufficient to continue pursuing its business purposes.

2.       SIGNIFICANT EVENTS

         On June 30, 2000, the Company sold 100% of the stock of Renewable back to its former shareholder. Such agreement, as amended during August 2000, provided for the Company to pay Renewable $165,000, payable quarterly based on 10% of the Company's after tax profit as reported each quarter until the full amount is paid. Each payment is due two months after the close of the applicable quarter. However, the Company retained certain assets of Renewable including cash, inventory and its principal operating assets which the Company had collateralized under a security agreement. The Company also agreed to supply certain ink products to Renewable at an agreed upon price with approximately
         $240,000 of such products at no charge to Renewable. The Company is continuing in the business of manufacturing ink jet supplies.

         The effect of the sale of Renewable, net of the aforementioned payables, is recorded as additional paid-in capital of $340,457.

         On September 18, 2000, the Company's board of directors approved a 3 for 2 stock split for the shareholders of record on September 28, 2000. All references to shares in the accompanying financial statements have been adjusted to reflect such stock split

3.       INVENTORIES

         Inventories consist of the following at September 30, 2000:

            Raw Material and                                   $   699,099
            Work in Process                                         49,322
            Finished goods                                     -----------------
                                                               $   748,421
                                                               =================

4.       PROPERTY AND EQUIPMENT

         Property and equipment consist of the following at September 30, 2000:

                                          Estimated
                                         useful life
                                     ------------------
         Land                                                      170,429
         Building                        39 years                  711,551
         Computers and software           5 years                  371,370
         Furniture and fixtures           5 years                   33,004
         Machinery and equipment          7 years                  727,006
         Leasehold improvements           7 years                   95,372
                                                                ----------------
                                                                 2,108,732
         Less accumulated depreciation                             755,661
                                                                ----------------
                                                               $ 1,353,071
                                                                ================

5.       LOANS PAYABLE - BANK

         In February 2000, the Company obtained a $1,000,000 borrowing facility from a commercial bank bearing interest at 12% per annum payable quarterly. The terms of the loan agreement require that any balance outstanding on the loan be paid by November 25, 2000. The loan is collateralized by the Company's accounts receivable and inventory . On February 29, 2000 and April 26, 2000 the Company borrowed $900,000 and $100,000, respectively. The credit facility terminated on November 25, 2000 and has not been renewed. In December, 2000 the Company paid down the loan to $500,000. The Bank has not given the Company formal notice with respect to collection. The Company is working with the Bank to structure a paydown of the remaining balance through a refinancing. The remaining balance of the loan bears interest at 14% per annum payable monthly.

6.       NOTES PAYABLE - RELATED PARTIES

         The Company received an advance from an officer of $50,000 in February 2000. The borrowings are due on demand and bear interest at 8%.

7.       LITIGATION

         During June 1999, the Company entered into a Product Development and Manufacturing agreement with FAES USA, Inc. (FAES), a Tennessee corporation. FAES develops specialized industrial equipment that services the ink-jet cartridge industry. Pursuant to such agreement, the Company was obligated to fund FAES development and manufacturing costs of such equipment. The Company is being sued by FAES for approximately $250,000 for costs incurred. Th`e Company has requested documentation to substantiate the claim. At June 30, 2000, a loss provision of $125,000 was accrued. The Company is also being sued by a computer software company for $40,000. Management feels that the claim is without merit since it contends that the product related to the lawsuit was not capable of functioning as intended. The Company is vigorously contesting the action with the outcome of this matter being uncertain at this time.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Reink Corp. and Subsidiaries.

         We have audited the accompanying consolidated balance sheets of Reink Corp. and Subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, changes in stockholders' equity (deficit) and cash flows for the years ended December 31, 1999 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Reink Corp. and Subsidiaries as of December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for the years ended December 31, 1999 and 1998, in conformity with generally accepted accounting principles.

         The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2(a) to the consolidated financial statements, the Company incurred a loss of approximately $1,270,000 for the year ended December 31, 1999 and had a working capital deficiency of approximately $2,200,000 at December 31, 1999. In addition, the Company received an aggregate of $1,000,000 of bank borrowings in February and April 2000, which are due on November 25, 2000. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans with respect to these matters are described in Note 2(a) to the consolidated financial statements, which includes seeking additional equity and financing. As discussed in Note 14(a), the Company raised $1,250,000 from June through October 2000 in equity. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

                                                /S/ Feldman Sherb & Co., P.C.
                                                    Feldman Sherb & Co., P.C.
                                                    Certified Public Accountants

New York, New York
September 22, 2000

                          REINK CORP. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                                                            December 31,
                                                   -----------------------------
                                                       1999             1998
                                                   -------------   -------------

 ASSETS
 ------
CURRENT ASSETS:
    Cash and cash equivalents                      $    17,362      $     2,450
    Accounts receivable(net of allowance
     for doubtful accounts of                          906,590          678,394
       $23,000 in 1999 and 90,000 in 1998)
    Accounts receivable - other                        203,252                -
    Inventories                                        858,154          440,925
    Prepaid expenses and other current assets          103,909           35,590
                                                   -------------   -------------

          TOTAL CURRENT ASSETS                       2,089,267        1,157,359

PROPERTY , PLANT AND EQUIPMENT,  net                 1,545,846          394,435

TECHNOLOGY                                             850,000                -

GOODWILL, net                                          706,028                -

PATENTS, net                                           111,944          115,709

OTHER ASSETS                                            21,242           18,656
                                                   -------------   -------------
                                                   $ 5,324,327     $  1,686,159
                                                   =============   =============


                LIABILITIES AND STOCKHOLDERS' EQUITY(DEFICIT)

CURRENT LIABILITIES:
    Accounts payable                              $  2,303,344     $  1,188,560
    Accrued expenses                                   480,502          127,181
    Payroll taxes payable                              372,110          373,368
    Due to shareholders                                      -           51,000
    Loans payable - current portion                     60,537           63,604
    Notes payable - related party                      238,500                -
    Note payable - technology                          800,000                -
    Capital lease obligation - current portion          17,057           10,598
                                                   -------------   -------------
          TOTAL CURRENT LIABILITIES                  4,272,050        1,814,311
                                                   -------------   -------------


LOANS PAYABLE - NON-CURRENT PORTION                    158,008                -

MORTGAGE PAYABLE                                       608,207                -

CAPITAL LEASE OBLIGATION  - NON - CURRENT PORTION       18,528           30,236

STOCKHOLDERS' EQUITY(DEFICIT):
    Common Stock, $.001 par value, 100,000,000 shares
     authorized, 16,952,850 and 11,850,000 shares
      issued and outstanding, respectively              16,953           11,850
    Additional paid-in-capital                       1,849,226          166,204
    Accumulated deficit                             (1,598,645)        (328,542)
                                                   -------------   -------------
          TOTAL STOCKHOLDERS' EQUITY(DEFICIT)          267,534         (150,488)
                                                   -------------   -------------
                                                  $  5,324,327     $  1,694,059
                                                   =============   =============




                 See notes to consolidated financial statements.

                          REINK CORP. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                    Years ended December 31,
                                            ------------------------------------
                                                   1999                 1998
                                            -----------------   ----------------

REVENUES                                    $       7,538,169   $     5,709,982

COST OF GOODS SOLD                                  4,238,464         2,945,128
                                            -----------------   ----------------
GROSS PROFIT                                        3,299,705         2,764,854


OPERATING EXPENSES
     Selling, general and administrative            3,885,384         2,172,181
     Research and development                         461,511           414,949
     Depreciation and amortization                    186,802           118,222
                                            -----------------   ----------------
        TOTAL OPERATING EXPENSES                    4,533,697         2,705,352
                                            -----------------   ----------------


INCOME (LOSS)  FROM OPERATIONS                     (1,233,992)           59,502

INTEREST EXPENSE                                      (36,111)          (35,352)

INTEREST INCOME                                             -            14,282
                                            -----------------   ----------------
INCOME (LOSS) BEFORE INCOME TAX (BENEFIT)          (1,270,103)           38,432
                                            -----------------   ----------------

INCOME TAX BENEFIT                                          -           (20,000)
                                            -----------------   ----------------
NET INCOME (LOSS)                           $      (1,270,103)  $        58,432
                                            =================   ================


NET INCOME ( LOSS)  PER SHARE,
  basic and diluted                         $           (0.08)  $         0.005
                                            =================   ================
WEIGHTED AVERAGE NUMBER OF SHARES
     OUTSTANDING, basic and diluted                15,143,988        11,850,000
                                            =================   ================















                 See notes to consolidated financial statements.

                          REINK CORP. AND SUBSIDIARIES

       CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
       -------------------------------------------------------------------




                                                        Common Stock          Additional                        Total
                                                 --------------------------    Paid-In       Accumulated     Stockholders'
                                                    Shares       Amount        Capital         Deficit       Equity(Deficit)
                                                 -------------   ----------  -------------  --------------   -------------

Balance - January 1, 1998                          11,850,000    $  11,850   $    158,304    $   (386,974)$      (216,820)

       Net income                                           -            -              -          58,432          58,432

                                                 -------------   ----------  -------------  --------------   -------------
Balance - December 31, 1998                        11,850,000       11,850        158,304        (328,542)       (158,388)

       Issuance of common stock for exchange        3,000,000        3,000         11,900               -          14,900

       Sale of common stock                         1,390,350        1,390      1,157,235                       1,158,625

       Shares issued for acquisition of Assembly
        Services Unlimited, Inc.                      712,500          713        521,787               -         522,500

       Net loss                                             -            -              -      (1,270,103)     (1,270,103)
                                                 -------------   ----------  -------------  --------------   -------------
Balance - December 31, 1999                        16,952,850    $  16,953   $  1,849,226   $  (1,598,645)$       267,534
                                                 =============   ==========  =============  ==============   =============











                See notes to consolidated financial statements.

                          REINK CORP. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                        Years Ended December 31,
                                                       -------------------------
                                                            1999        1998
                                                       ------------- -----------

 CASH FLOWS FROM OPERATING ACTIVITIES:
      Net income (loss)                                $ (1,270,103)  $ (27,977)
                                                       ------------- -----------
      Adjustments to reconcile net income (loss)
          to net cash used in operating activities:
              Depreciation                                  150,350     111,362
              Amortization                                   36,452       6,860

      Changes in operating assets and liabilities:

          Increase (decrease) in accounts receivable        362,917    (536,563)
          Decrease in prepaid expenses and
              other current assets                          (68,319)    (13,127)
          (Decrease) in accounts receivable -  other       (203,252)          -
          (Decrease) increase in inventories               (187,477)     21,763
          Increase (decrease) in other assets                24,805     (21,484)
          Increase in accounts payable                      601,211      42,715
          (Decrease) increase in payroll taxes payable     (175,116)    364,731
          Decrease in due to affiliates                           -    (216,583)
                                                       ------------- -----------

              Total adjustments                             541,571    (240,326)
                                                       ------------- -----------


          NET CASH  USED IN OPERATING ACTIVITIES           (728,532)   (268,303)
                                                       ------------- -----------
 CASH FLOWS FROM INVESTING ACTIVITIES:
      Net cash received in acquisition of subsidiary         39,920           -
      Purchase of fixed assets                             (263,916)    (61,727)
                                                       ------------- -----------
          NET CASH  USED IN INVESTING ACTIVITIES           (223,996)    (61,727)
                                                       ------------- -----------
 CASH FLOWS FROM FINANCING ACTIVITIES:
      Repayment of bank loans                               (12,128)          -
      Proceeds from issuance of note payables                51,000      63,604
      Repayment of note payables                            (63,604)          -
      Repayment of note payables in connection
         with Technology asset                              (50,000)          -
      Decrease  in capital lease obligations                 (5,249)     (9,032)
      Net change in revolving credit line                     2,296           -
      Increase (decrease)  in due to shareholder            (51,000)     51,000
      Repayment of notes payable to shareholder             (62,500)          -
      Capital contributed by shareholder                          -     140,154
      Sale of common stock                                1,158,625           -
                                                       ------------- -----------

          NET CASH PROVIDED BY  FINANCING ACTIVITIES        967,440     245,726
                                                       ------------- -----------
 NET INCREASE IN CASH                                        14,912     (84,304)

 CASH AT BEGINNING OF YEAR                                  (83,959)        345
                                                       ------------- -----------
 CASH AT END OF YEAR                                   $    (69,047) $  (83,959)
                                                       ============= ===========



                 See notes to consolidated financial statements.

                          REINK CORP. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                            Year Ended December 31,
                                                                                     -------------------------------------

 SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:                                         1999                     1,998
                                                                                     -----------------   -----------------
      Cash paid for interest                                                       $           36,111  $            4,611
                                                                                     =================   =================
      Cash paid for income taxes                                                   $                -  $            1,016
                                                                                     =================   =================



 SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

      Issuance of 475,000 shares of common stock for purchase of Assembly          $          522,025  $                -
                                                                                     =================   =================
      Issuance of note payable for purchase of Brittany, LLC.                      $          250,000  $                -
                                                                                     =================   =================
      Issuance of note payable in connection with purchase of Technology           $          850,000  $                -
                                                                                     =================   =================






























                 See notes to consolidated financial statements.

                        REINK CORP, INC AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 1999 AND 1998



1.       ORGANIZATION AND SIGNIFICANT EVENTS

          Reink Corp, Inc. ("Reink") was incorporated in Delaware on March 3, 1999 and as discussed below, acquired on April 9, 1999, the stock of Renewable Resources, Inc.("Renewable"). Renewable manufactures bulk ink, toner cartridges, and ribbons for sale to customers as well as ink for use in the manufacture of ink jet refill kits using a patented method to safely and economically refill ink jet cartridges and manufacture compatible cartridges. The products are sold to both wholesale distributors and retail office supply stores, both domestically and internationally.

          Reink acquired 100% of the shares of Renewable Resources, Inc. for the following consideration: (a) $70 at closing; (b) commitment by a shareholder of Reink to arrange financing for Reink or Renewable for at least $600,000 in the form of equity and/or debt; (c) agreement by a debtor of Renewable to forgive all indebtedness outstanding retroactive to December 31, 1998; a principal of such debtor will be retained by Renewable to provide consulting services to the Company for a monthly fee of $9,028 for an eighteen-month period commencing July 1, 1999; (d) the sole shareholder of Renewable received 1,150,000 shares of Reink common stock.

          On May 19, 1999 Reink was acquired by Newmarket Strategic Holdings, Inc. a shell corporation. ("Newmarket") for 11,850,000 shares of Newmarket stock pursuant to the Plan of Merger between Reink and Newmarket. Newmarket then changed its name to Reink Corp. The aforementioned acquisitions of Renewable and Reink have been accounted for as reverse acquisitions under the purchase method for business combinations. Accordingly the combinations have been recorded as a recapitalization of Renewable, pursuant to which Renewable is treated as the continuing entity.

          Reink Corp established a holding company called Reink Canada Corp. for purposes of generating future business in Canada. Reink Canada Corp. had only minimal activity in the period ended December 31, 1999.

         On September 30, 1999 Reink purchased all of the assets and assumed all of the liabilities of Assembly Services Unlimited, Inc. ( "Assembly") and 100% of the membership interest of Brittany LLC. (" Brittany" ), the entity owning the property on which Assembly conducts its operations. Assembly is a manufacturer of toners and ribbons. Reink initially issued 712,500 shares of its stock for the acquisition of Assembly and in May 2000, issued an additional 487,500 shares. Reink paid $250,000 for Brittany .The Company paid $62,500 through December 31, 1999. The balance of $187,500 is payable in three installments with the final payment due on January 1, 2001 . Hereinafter, all of the above entities are collectively referred to as the " Company".

         On June 30, 2000, the Company sold 100% of the stock of Renewable back to its former shareholder. Such agreement, as amended, provided for the Company to pay Renewable $165,000, payable in three equal installments of $55,000 on or before October 15, 2000, December 31, 2000 and February 28, 2001, respectively. However, the Company retained certain assets of Renewable including cash, inventory and its principal operating assets which the Company had collateralized under a security agreement. The Company also agreed to supply certain ink products to Renewable at an agreed upon price with approximately $240,000 of such products at no charge to Renewable. The Company is continuing in the business of manufacturing ink jet supplies.

         On September 18, 2000 the Company's board of directors approved a 3 for 2 stock split for stockholders of record on September 28, 2000. All references to shares in the accompanying financial statements have been adjusted to reflect such stock split.

         The following balance sheet reflects the pro forma effect of the Renewable sale as if it had occurred at December 31, 1999 reflecting the transfer of all assets and liabilities in connection with the sale with the exception of those assets retained by the Company which were collateralized to the Company pursuant to the aforementioned security agreement.

                        PROFORMA BALANCE SHEET(Unaudited)


                                                    Reink                  Proforma
                                                Consolidated              Adjustment                     Adjusted
                                             -------------------      -------------------            ----------------


                                                  ASSETS


Cash                                       $              17,362    $                   -          $           17,362
Accounts Receivable                                      906,590                (207,081)                     699,509
Accounts Receivable - other                              203,252                (203,252)                    -
Inventories                                              858,154                        -                     858,154
Other assets                                             125,151                (104,280)                      20,871
Property, Plant and
Equipment                                              1,545,846                 (66,403)                   1,479,443
Goodwill                                                 706,028                        -                     706,028
Patent                                                   111,944                (111,944)                           -
Technology                                               850,000                (850,000) (2)                       -
                                             -------------------      -------------------            ----------------
                                           $           5,324,327    $         (1,542,960)          $        3,781,367
                                             ===================      ===================            ================



                                        LIABILITIES AND STOCKHOLDERS' EQUITY



Accounts Payable and
Accrued Expenses                           $           3,155,956    $         (1,264,634) (1)  $            1,891,322
Mortgage Payable                                         608,207                        -                     608,207
Note Payable - Technology                                800,000                (800,000)        (2)                -
Notes and Loans Payable                                  492,630                 (19,610)                     473,020
                                             -------------------      -------------------            ----------------
                                                       5,056,793              (2,084,244)                   2,972,549
                                             -------------------      -------------------            ----------------
Stockholders Equity                                      267,534                  541,284                     808,818
                                             -------------------      -------------------            ----------------
                                           $           5,324,327    $         (1,542,960)          $        3,781,367
                                             ===================      ===================            ================


The following disclosures pertain to certain liabilities of the Company which were transferred with the sale of the stock of Renewable.

         (1)        PAYROLL TAXES PAYABLE

                    Renewable was delinquent at certain times in 1998 in the payment of its payroll taxes. This resulted in an aggregate amount payable as of December 31, 1999 of approximately $240,000. Renewable is pursuing a repayment schedule with the Internal Revenue Service. Renewable is current with respect to the payment of payroll taxes for the year starting January 1, 1999. The $165,000 cash payment to Renewable has been designated to be applied against such payroll obligations. The Company may be obligated for any unpaid payroll taxes.

         (2)        TECHNOLOGY AGREEMENT

                    On May 11, 1999 Renewable entered into an agreement with an entity whereby Renewable acquired certain technology and know-how in connection with the manufacture, refill and assembly of ink-jet cartridges. The cost of such Technology and know-how is $850,000, $50,000 of which was paid in May 1999, $275,000 was due on July 11, 1999, $275,000 was due on
                    November 11, 1999 and $250,000 was due on March 11, 2000 . After making the first payment, Renewable failed to receive the Technology and therefore has withheld further payments due to non-performance under the agreement.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         A. BASIS OF PRESENTATION - The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred a loss of approximately $1,270,000 for the year ended December 31, 1999 and at December 31, 1999, had a working capital deficiency of approximately $2,200,000. In addition, the Company's aggregate bank borrowings of $1,000,000, which were obtained in February and April 2000, are payable on November 25, 2000. These conditions raise a substantial doubt about the Company's ability to continue as a going concern. The recovery of assets and continuation of future operations are dependent upon the Company's ability to obtain additional debt or equity financing and its ability to generate revenues sufficient to continue pursuing its business purposes. As discussed in Note 14(f), subsequent to December 31, 1999, the Company raised $1,250,000 from the sale of stock and warrants. In addition, the Company is seeking to refinance its bank loan. Furthermore, as discussed in Note 1, certain liabilities of the Company were transferred with respect to the sale of Renewable in June 2000.

         B. PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the accounts of the Company and its wholly own subsidiaries. All material intercompany transactions have been eliminated. .

         C. GOODWILL - The cost in excess of net assets acquired(Goodwill) is amortized using the straight - line method over 10 years which is the estimate of future periods to be benefited

         D. ACCOUNTING ESTIMATES - The preparation of financial statements in accordance with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         E. CASH AND CASH EQUIVALENTS - For the purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchases with a maturity of three months or less to be cash equivalents.

         F. INVENTORIES - Inventories are recorded at the lower of cost or market. Cost is determined using the first-in first-out method.

         G. PROPERTY AND EQUIPMENT - Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets.

         H. FAIR VALUE OF FINANCIAL INSTRUMENTS - The carrying amounts reported in the balance sheet for cash, receivables, accounts payable, and accrued expenses approximate fair value based on the short-term maturity of these instruments.

         I. INCOME TAXES - The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS No.
                    109). SFAS No. 109 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax basis of assets and liabilities, and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. SFAS No. 109 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets.

         J.         REVENUE   RECOGNITION  -  Income  from  sales  of  goods  is
                    recognized when the orders are completed and shipped.

         K. IMPAIRMENT OF LONG-LIVED ASSETS - The Company reviews long-lived assets for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recovered. At December 31, 1999, the Company believes that there has been no impairment of its long-lived assets.

         L.         EARNINGS PER SHARE - Basic net income(loss) per common share
                    is  based  on  the   weighted   average   number  of  shares
                    outstanding.

         M.         RESEARCH  AND   DEVELOPMENT   -  Research  and   development
                    expenditures are charged to operations as incurred.

         N. FINANCIAL STATEMENT PRESENTATION - Certain amounts in the 1998 financial statements have been reclassified to conform to the 1999 presentation.

3.       ACQUISITION OF COMPANIES

         As discussed in Note 1, in September 1999, the Company acquired the assets and assumed the liabilities of Assembly Services Unlimited and acquired 100% of the membership interest of Brittany. The following table summarizes the pro forma consolidated results of operations (unaudited) of the Companies as though the acquisitions had been consummated as of January 1, 1998. The pro forma amounts give effect to the appropriate adjustments of the fair value of assets acquired and the debt incurred and resulting interest expense.

                                                        YEARS ENDED DECEMBER 31,
                                                         -----------------------
                                                      1999               1998


         Total revenue                         $   10,759,777      $  9,788,258
         Net loss                                   1,298,080            83,474
         Net loss per share                              0.12              0.01
         Weighted average number of shares         10,977,242         9,991,667



                  INVENTORIES Inventories consist of the following:

                                                   December 31,
                              --------------------------------------------------
                                       1999                         1998
                              ---------------------        ---------------------
        Raw Material and
        Work in Process       $             715,181        $            355,776
        Finished goods                      142,973                      85,149
                              ---------------------        ---------------------
                              $             858,154        $            440,925
                              =====================        =====================

5.       PROPERTY AND EQUIPMENT

         Property and equipment consist of the following:

                                        Estimated
                                       useful life          December 31,
                                       ------------ ----------------------------
                                                        1999           1998
                                       ------------ ----------------------------
         Land                                      $  170,429   $            -
         Building                         39 years    711,551                -
         Computers and software            5 years    454,408           299,703
         Furniture and fixtures            5 years     33,004            20,319
         Machinery and equipment           7 years    685,226           336,888
         Leasehold improvements            7 years     94,052             9,418
                                                    2,148,670           666,328
         Less accumulated depreciation                602,824           271,893
                                                 ------------      -------------
                                                  $ 1,545,846   $       394,435
                                                 ============      =============

6.    LOANS PAYABLE

      Loans payable consist of the following:

      Loan payable to a Bank with interest at 9.75% per year and $ 145,376 monthly payments of $2,044, secured personally and with equipment, receivables, and intangibles
      Loan payable due a bank with monthly principal payments of $833 11,667 plus a variable interest rate based on the prevailing base rate of the bank plus 1.5%, secured with receivables
      Loan payable to a bank with monthly principal payments of $627 at
      an interest rate of 9.50%, secured by equipment                     26,332
      Line of credit, due a bank, interest rate at 15.99%, used for
      overdraft protection in the payroll account                          9,103
      Note payable with monthly payments of $1,933,  interest at  6%,
      unsecured                                                           26,067
                                                                     -----------
                                                                         218,545

      Less current portion                                                60,537
                                                                     -----------
                                                                     $   158,008
                                                                     ===========

         Loans payable matures as follows:

                  2000                                       $60,537
                  2001                                        25,725
                  2002                                        21,321
                  2003                                        18,659
                  2004                                        15,900
                  Thereafter                                  76,403
                                                              -------
                                                             $218,545
                                                              =======
7.       NOTES PAYABLE - RELATED PARTIES

         a. On October 7, 1999, the Company received an advance from an officer of $51,000. The note is due on demand and bears interest at 8%.

         b. On October 1, 1999, the Company purchased the membership certificates of Brittany, a limited liability company that owns the Company's New Jersey location, from the former shareholder of Assembly Services Unlimited, Inc. The purchase price was $250,000 payable in 12 monthly installments of $20,833. This note bears no interest. The balance remaining on the note as of December 31, 1999 is 187,500. On May 26, 2000 the payment terms were amended to the following: $75,000, $37,500 and $75,000 to be paid June 12, 2000, September 10, 2000 and January 1, 2001, respectively. In addition, on May 26, 2000, the Company issued 300,000 shares of common stock related to the former shareholder's agreement to modify the payment terms.

         Total notes payable to related parties at December 31, 1999 was $238,500.

8.       MORTGAGE PAYABLE

         In connection with the purchase of Brittany, the Company assumed a mortgage of $608,207 bearing interest at a rate of 14% per annum . The mortgage requires monthly payments of interest only of $7,400 until December 31, 2001 when a balloon principal payment of $600,000 will be due.

9.       INCOME TAXES

            The provision (benefit) for income taxes consists of the following:

                                                               December 31,
                                                   -----------------------------
                                                    1999               1998
                                                   -------------   -------------
CURRENT  FEDERAL AND STATE INCOME  TAXES           $               $     $20,000
                                                   =============   =============

          At December 31, 1999, the Company had a net deferred tax asset of approximately $502,000. The Company has recorded a valuation allowance for the full amount of the net deferred tax asset.

          The following table illustrates the source and status of the Company's major deferred tax assets:

                Net operating loss carryforward            $            494,000
                Accounts receivable allowance                             8,000
                Inventory reserve                                        63,000
                Accrued loss reserve                                     43,000
                Valuation allowance                                    (608,000)
                                                                 ---------------
                Net deferred tax asset recorded            $                  -
                                                                 ===============

         The Company has net operating loss carryforwards of approximately $1,451,000 at December 31, 1999 which expire in 2019.

10.      COMMITMENTS

         OPERATING LEASES

         The Company operates production facilities in New Jersey, and maintains additional sales offices and/or warehouse facilities in Florida , Tennessee and California.

         Total rent expense for the years ended December 31, 1999 and 1998 was $201,207 and $104,207, respectively.

         Future minimum rental payments under non cancelable leases as of December 31, 1999 are as follows:

         YEARS ENDED                                                   AMOUNTS
         -----------                                                   -------
         2000                                         $                121,416
         2001                                                          123,619
         2002                                                          108,020
         2003                                                           74,045
         2004                                                           35,616
                                                                    ------------
                                                      $                462,716
                                                                    ============

         WARRANTS

         On October 28, 1999, the Company issued 375,000 warrants as consideration for consulting services to be rendered for a period of two years. Each warrant provides the right to purchase one share of the Company's common stock. The exercise prices are as follows; 150,000 warrants at $.83; 150,000 warrants at $1.33 and 75,000 warrants at $1.67. The warrants may be exercised at any time on or before October 19, 2004.

         EMPLOYMENT AGREEMENTS

         The Company entered into employment agreements with two officers. Annual aggregate payments amount to $225,000 plus bonuses and are for a period of three years.

         PAYROLL TAX LIABILITY

         Assembly  Services  Unlimited,  Inc.  was  delinquent  with  respect to
         Federal and State payroll taxes prior to 1999 which amounted approximately $210,000, including penalties and interest. During March 2000, the company settled all past due liabilities and received tax clearance from the Internal Revenue Service. Although the company satisfied all judgements with State of New Jersey, they have yet to receive tax clearance from state authorities. During July 2000, the company received a notice of adjustment from the Internal Revenue Service for an additional $37,923 of past due Federal Unemployment Taxes. The Company is seeking an abatement of this based on the similar circumstances that were presented with taxes that were settled in March 2000.

11.      SIGNIFICANT CUSTOMERS

         The Company's largest customer represented approximately 43% of sales for the year ended December 31, 1999, and 13 % of sales for the year ended December 31, 1998.

12.      401K PAYMENTS

         Renewable maintains a deferred contribution pension plan (401k) for the benefit of employees. All employees, upon attaining one year of employment, are eligible to participate. Under the terms of the plan, eligible employees may contribute up to fifteen percent of their compensation, subject to statutory limitations. The Company does not have any obligation to contribute towards the plan.

13.      LITIGATION

         During June 1999, the Company entered into a Product Development and Manufacturing agreement with FAES USA, Inc. (FAES), a Tennessee corporation. FAES develops specialized industrial equipment that services the ink-jet cartridge industry. Pursuant to such agreement, the Company was obligated to fund FAES development and manufacturing costs of such equipment. The Company is being sued by FAES for approximately $250,000 for costs incurred. The Company has requested documentation to substantiate the claim. At December 31,1999 a loss provision of $125,000 has been accrued. The Company is also being sued by a computer software company for $40,000 in 2000. Management feels that the claim is without merit since it contends that the product related to the lawsuit was not capable of functioning as intended. The Company is vigorously contesting the action with the outcome of this matter being uncertain at this time.

14.       SUBSEQUENT EVENTS

          A.   FINANCING

               In February 2000, the Company obtained a $1,000,000 borrowing facility from a commercial bank bearing interest at 12% per annum payable quarterly . The terms of the loan agreement require that any balance outstanding on the loan be paid by November 25, 2000. The loan is collateralized by the Company's accounts receivable and inventory . On February 29, 2000 and April 26, 2000 the Company borrowed $900,000 and $100,000, respectively.

               During June, July and October 2000, the Company received an aggregate of $1,250,000 from the sale of common stock and common stock purchase warrants.

         B.    CORPORATE AMENDMENT

               On September 13, 2000, an amendment to the certificate of incorporation was filed to reflect an increase in the Company's authorized common stock to 100,000,000 shares.

         C.    OPTIONS ISSUED

               On May 26, 2000, 892,500 options were granted to officers and employees of the Company at an exercise price of $.67 per share.

         D.    STOCK ISSUED

               On May 26, 2000, 2,025,000 shares of the Company's common stock was issued to various parties for consulting agreements which are for periods of one year or less. On September 13, 2000, an additional 592,500 shares of common stock were issued for services rendered.

                          Independent Auditors' Report

To the Member
Brittany at 2550 Haddonfield Rd, LLC
Cinnaminson, New Jersey

We have audited the accompanying statement of operations of Brittany at 2550 Haddonfield Rd, LLC as of December 31, 1998, and the related statements of members' equity (deficit) and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brittany at 2550 Haddonfield Rd, LLC as of December 31, 1998, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                                /S/ Feldman Sherb & Co., P.C.
                                                    Feldman Sherb & Co., P.C.
                                                    Certified Public Accountants


New York,  New York
August 22, 2000

                      BRITTANY AT 2550 HADDONFIELD RD, LLC

             STATEMENTS OF OPERATIONS AND MEMBER'S EQUITY (DEFICIT)



                                  NINE MONTHS ENDED                                         FOR THE PERIOD
                                   SEPTEMBER 30,                                            FROM INCEPTION
                                    (UNAUDITED)                            TWELVE         (NOVEMBER 18, 1997)
                                  ----------------------------------    MONTHS ENDED      TO DECEMBER 31, 1997
                                       1999              1998         DECEMBER 31, 1998      (UNAUDITED)
                                  ----------------  ----------------  -----------------   -------------------


REVENUES                          $        66,787   $        52,400   $         76,850    $                -

OPERATING EXPENSES                         10,390             9,796             12,909                   620
                                  ----------------  ----------------  -----------------   -------------------

INCOME (LOSS) FROM OPERATIONS              56,397            42,604             63,941                  (620)

INTEREST EXPENSE                          (64,058)          (64,174)           (85,600)                    -
                                  ----------------  ----------------  -----------------   -------------------

       NET LOSS                            (7,661)          (21,570)           (21,659)                 (620)

MEMBER'S  EQUITY (DEFICIT)
    AT BEGINNING OF PERIOD                (22,174)            1,630              1,630                     -
       Capital contribution                     -                 -                  -                 2,250
       Distributions                            -                 -             (2,145)                    -
                                  ----------------  ----------------  -----------------   -------------------

MEMBER'S  EQUITY (DEFICIT)
    AT END OF PERIOD            $         (29,835)$         (19,940)$          (22,174) $              1,630
                                  ================  ================  =================   ===================






           See acccountants report and notes to financial statements

                      BRITTANY AT 2550 HADDONFIELD RD, LLC

                            STATEMENTS OF CASH FLOWS




                                                                                                                    FOR THE PERIOD
                                                                      NINE MONTHS ENDED                             FROM INCEPTION
                                                                       SEPTEMBER 30,               TWELVE        (NOVEMBER 18, 1997)
                                                               ------------------------------   MONTHS ENDED    TO DECEMBER 31, 1997
                                                                   1999            1998       DECEMBER 31, 1998      (UNAUDITED)
                                                              --------------  -------------- ------------------  -------------------



CASH FLOWS FROM OPERATING ACTIVITIES:
     Net Loss                                                 $      (7,661)  $     (21,570)  $        (21,659)    $           (620)
     Adjustments to reconcile net loss to net cash provided
       by operating activities:
        Depreciation                                                 10,065           9,796             12,351                  515
        Reclassification of interest expense to mortgage payable          -          14,082             14,082                    -
        Rental revenue paid to mortgage company by Assembly               -         (22,200)           (22,200)                   -
        Interest expense on mortgage payments paid by Assembly            -          21,485             21,485                    -
                                                              --------------  -------------- ------------------  -------------------


     NET CASH PROVIDED BY OPERATING ACTIVITIES                        2,404           1,593              4,059                 (105)
                                                              --------------  -------------- ------------------  -------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
        Deposit on land and building                                      -               -                  -               (2,145)

CASH FLOWS FROM FINANCING ACTIVITIES:
        Capital contribution from member                                  -               -                  -                2,250
        Distribution paid to member                                       -               -             (2,145)                   -
        Payments on mortgage payable                                 (2,497)           (993)            (1,770)                   -
                                                              --------------  -------------- ------------------  -------------------


     NET CASH (USED) PROVIDED BY FINANCING ACTIVITIES                (2,497)           (993)            (3,915)               2,250
                                                              --------------  -------------- ------------------  -------------------

NET INCREASE (DECREASE) IN CASH                                         (93)            600                144                    -

CASH AT BEGINNING OF PERIOD                                             144               -                  -                    -
                                                              --------------  -------------- ------------------  -------------------

CASH AT END OF PERIOD                                         $          51   $         600                144   $                -
                                                              ==============  ============== ==================  ===================


SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
     Cash paid for interest                                   $      64,058   $      28,607             42,893   $                -
                                                              ==============  ============== ==================  ===================



NON-CASH INVESTING AND FINANCING ACTIVITIES:
     Acquired land and building through  mortgage p$yable     $           -   $          -    $             -    $          600,000
                                                              ==============  ============== ==================  ===================




           See acccountants report and notes to financial statements

                      BRITTANY AT 2550 HADDONFIELD RD, LLC
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

1.       ORGANIZATION AND BUSINESS

         Brittany at 2550 Haddonfield Rd, LLC (the "Company") is a New Jersey limited liability company that was formed on November 18, 1997 for the purpose of renting property to Assembly Services Unlimited, Inc. ("Assembly"), a related party through common ownership. Assembly rents office, factory, and warehouse space under an informal operating lease arrangement providing for monthly payments of $7,400.

         On  September 30, 1999,  the Company wa    acquired by Reink, Inc.  for
         $250,000.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         a. USE OF ESTIMATES - The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

         b. INCOME TAXES -The Company is treated as a partnership for federal income tax purposes. Consequently, all tax effects of the Company's income or loss are passed through to the member.

3.       MORTGAGE PAYABLE

         The Company has a mortgage payable in the amount of $611,596. The mortgage bears interest at a rate of 14% per annum and is payable in monthly installments of interest only for $7,400 through December 31, 2001. On December 31, 2001, a principal payment of $600,000 is due. The mortgage is secured by land and building with a carrying value of $589,278.

                          INDEPENDENT AUDITORS' REPORT



To the Shareholders of Reink Corp.
Pennsauken, New York

We have audited the accompanying statements of operations of Assembly Services Unlimited, Inc. as of December 31, 1998, and the related statements of stockholders' equity (deficit) and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Assembly Services Unlimited, Inc. as of December 31, 1998 and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

                                                   /S/ Feldman Sherb & Co., P.C.
                                                       Feldman Sherb & Co., P.C.
                                                    Certified Public Accountants

New York, New York
August 17, 2000

                        ASSEMBLY SERVICES UNLIMITED, INC
                            STATEMENTS OF OPERATIONS

                                                   Nine months ended September 30,
                                                   -------------------------------      December 31,
                                                        1999              1998             1998
                                                   --------------   --------------   ------------------
                                                     (Unaudited)     (Unaudited)

NET SALES                                          $   3,221,608    $   3,113,373     $      4,078,276

COST OF GOODS SOLD                                     2,572,643        2,495,333            3,293,727
                                                   --------------   --------------   ------------------

GROSS PROFIT                                             648,965          618,040              784,549

SELLING,  GENERAL AND ADMINISTRATIVE EXPENSES            617,227          773,052              889,959
                                                   --------------   --------------   ------------------

INCOME (LOSS) FROM OPERATIONS                             31,738         (155,012)            (105,410)


INTEREST EXPENSE                                          59,715                -               36,496

                                                   --------------   --------------   ------------------
NET LOSS                                                 (27,977)        (155,012)            (141,906)

RETAINED EARNINGS (ACCUMULATED DEFICIT),
    beginning of year                                    (39,848)         102,058              102,058
                                                   --------------   --------------   ------------------

ACCUMULATED DEFICIT, end of year                   $     (67,825)  $      (52,954)   $         (39,848)
                                                   ==============   ==============   ==================















                        See notes to financial statements

                        ASSEMBLY SERVICES UNLIMITED, INC
                            STATEMENTS OF CASH FLOWS

                                                            Nine months ended
                                                               September 30,                  Year ended
                                                       ------------------------------         December 31,
                                                           1999             1998                 1998
                                                       ------------    --------------      ----------------
                                                       (Unaudited)       (Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                               $   (27,977)    $     (155,012)      $    (141,906)
Adjustments to reconcile net loss to net cash
     provided by operating activities:
           Depreciation                                     36,875             32,035              42,089
           Provision for Bad debts                               -             22,500                   -
Changes in assets and liabilities:
           Accounts receivabe                              (64,656)            43,753             126,779
           Inventories                                    (104,402)           (14,360)             53,043
           Prepaid expenses and other current assets             -             (4,440)             76,875
           Other assets                                     (2,200)                 -             (92,715)
           Accounts payable and accrued expenses           221,326             67,078             (80,185)
           Payroll taxes payable                           (35,859)            98,278              85,384
           Other current liabilities                        69,968                  -              16,883
                                                       ------------     --------------      -------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                   93,075             89,832              86,247
                                                       ------------     --------------      -------------

CASH FLOWS FROM INVESTING ACTIVITIES:

           Purchases of property and equipment             (21,676)          (107,820)            (92,362)
                                                       ------------     --------------      --------------
CASH FLOWS FROM FINANCING ACTIVITIES:

           Repayments on loans payable                     (37,226)           (67,419)            (81,047)
           Payments on capital lease obligations                 -             (4,965)             (7,227)
           Proceeds from loans payable                           -             38,000              38,000
                                                       ------------     --------------      -------------
NET CASH USED IN FINANCING ACTIVITIES                      (37,226)           (34,384)            (50,274)
                                                       ------------     --------------      --------------

NET INCREASE (DECREASE) IN CASH                             34,173            (52,372)            (56,389)

CASH AT BEGINNING OF YEAR                                    5,696             62,085              62,085
                                                       ------------     --------------      -------------
CASH AT END OF YEAR                                   $     39,869      $       9,713       $       5,696
                                                       ============     ==============      =============

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

           Cash paid for interest                     $     59,715      $      26,382       $       36,496
                                                        ============     ==============      ==============
           Cash paid for income taxes                 $          -      $       3,571       $            -
                                                       ============     ==============      ==============






                        See notes to financial statements

                        ASSEMBLY SERVICES UNLIMITED, INC.
                          NOTES TO FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 1998


1.       DESCRIPTION OF BUSINESS

         Assembly Services Unlimited, Inc. (the "Company") was incorporated in New Jersey on December 31, 1997, as part of a merger with Wildan Services, Inc. The Company manufactures bulk ink for sale to customers as well as ink for use in the manufacture of ink jet re-fill kits using a patented method, to refill ink jet cartridges and manufacture compatible cartridges. The products are sold to both wholesale distributors and retail office supply stores, both domestically and internationally.

         On September 30, 1999, the Company's assets and liabilities were acquired by Reink Corp. ("Reink") for the following consideration:

         a. Issuance of 712,500 shares of common stock to the shareholders of the Company. In May 2000 an additional 487,500 shares were issued.

         b. Reink granted 100,000 options, which provides the holder with the right to purchase one share of common stock, and which is exercisable at the lower of the per share amount as initially granted to the officers of Reink, inclusive of any repricing, or $4 per share, and;

         c.   All amounts due from former shareholders shall be forgiven.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         a. ACCOUNTING ESTIMATES - The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual amounts could differ from those estimates.

         a. INCOME TAXES - The Company elected by consent of its shareholder to be taxed as an S-Corporation for federal income tax purposes. Accordingly, the shareholders will be responsible for those income taxes. The Company does pay a reduced New Jersey State income tax.

         c. REVENUE RECOGNITION - Revenue is recognized when the product is shipped to the customer. Allowances for estimated bad debts, sales returns and allowances are provided when sales are recorded.

         d. INTERIM FINANCIAL INFORMATION - The accompanying financial statements (unaudited) for the nine months ended September 30, 1999 and 1998, have been prepared in accordance with generally accepted accounting principles for the interim financial information and, in the opinion of the company, include all adjustments, consisting of normal recurring adjustments necessary for a fair presentation thereof.

3.       PAYROLL TAXES

         The Company has been delinquent in payment of its payroll taxes. The aggregate amount payable as of December 31, 1998, for payroll taxes was approximately $10,000. The Company is current with respect to the payment of payroll taxes for the nine months ended September 30, 1999. In March 2000, the Company settled all outstanding State taxes and Federal FICA and withholding tax liabilities. In June 2000, the Company received a tax notice for past due Federal unemployment taxes of approximately $40,000

4.       RELATED PARTY TRANSACTION

         The company rents office, factory, and warehouse space from Brittany LLC, a related party through common ownership, under an informal operating lease providing for monthly payments of $7,400. Amounts paid to Brittany LLC for the year ended December 31, 1998 were approximately $110,000.

5.       MAJOR CUSTOMERS AND VENDORS

         During the year ended December 31, 1998, two customers represented approximately 36% of the Company's sales.

         Purchases from four suppliers for the year ended December 31, 1998, represented approximately 54% of the Company's purchases.

                          REINK CORP. AND SUBSIDIARIES

                          UNAUDITED PRO FORMA CONDENSED
                      CONSOLIDATED STATEMENT OF OPERATIONS

On September 30, 1999 Reink Corp. (the "Company") purchased all of the assets and assumed all of the liabilities of Assembly Services Unlimited, Inc. ("Assembly") and 100% of the membership interest of Brittany LLC. ("Brittany"), the entity owning the property on which Assembly conducts its operations.

The following unaudited pro forma consolidated statement of operations for the year ended December 31, 1999 reflect the combined results of the Company, as if the acquisition of Assembly and Brittany had occurred as of January 1, 1999.

The unaudited pro forma consolidated statement of operations does not necessarily represent actual results that would have been achieved had the companies been together at the beginning of 1999, nor are they necessarily indicative of future results. The unaudited pro forma condensed consolidated statement of operations should be read in conjunction with the companies' respective historical financial statements and notes thereto.

                          REINK CORP. AND SUBSIDIARIES

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                          YEAR ENDED DECEMBER 31, 1999




                                   Reink Corp     Assembly Service    Brittany,  LLC
                                  Year ended     Nine months ended   Nine months ended Pro forma Adjustments
                                  December, 31   September,  30      September,  30   ---------------------
                                     1999            1999               1999           Debit       Credit      As Adjusted
                                  -----------    --------------    ---------------    ---------   ---------    ----------


REVENUES                          $7,538,169     $   3,221,608     $       66,787 (1) $(66,000)   $      -   $ 10,760,564

COST OF GOODS SOLD                 4,238,464         1,390,736                  -            -           -     5,629,200
                                  -----------    --------------    ---------------    ---------   ---------    ----------
    GROSS PROFIT                   3,299,705         1,830,872             66,787      (66,000)          -     5,131,364

OPERATING EXPENSES                 4,533,697         1,799,134             10,390 (2)   98,061 (1) (66,000)    6,375,282
                                  -----------    --------------    ---------------    ---------   ---------    ----------

INCOME (LOSS)  FROM OPERATIONS    (1,233,992)           31,738             56,397     (164,061)     66,000     (1,243,918)

INTEREST EXPENSE                     (36,111)          (59,715)           (64,058)           -           -      (159,884)
                                  -----------    --------------    ---------------    ---------   ---------    ----------

INCOME LOSS                       (1,270,103)          (27,977)            (7,661)    (164,061)     66,000     (1,403,802)
                                  -----------    --------------    ---------------    ---------   ---------    ----------

    NET LOSS                      (1,270,103)$         (27,977)$           (7,661)    (164,061) $   66,000   $ (1,403,802)
                                  ===========    ==============    ===============    =========   =========    ==========


NET LOSS PER SHARE                    (0.075)                                                -  $        -   $    (0.087)
                                  ===========                                         =========   =========    ==========

WEIGHTED AVERAGE NUMBER OF SHARES
    USED IN COMPUTATION           16,952,850                                                 -    (786,987)    16,165,863
                                  ===========                                         =========   =========    ==========












                See notes to consolidated financial statements.

                          REINK CORP. AND SUBSIDIARIES
                      NOTES TO UNAUDITED PRO FORMA CONDESED
                      CONSOLIDATED STATEMENT OF OPERATIONS

        PRESENTATION OF CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS:

On September 30, 1999 Reink Corp. (the "Company") purchased all of the assets and assumed all of the liabilities of Assembly Services Unlimited, Inc. ("Assembly") and 100% of the membership interest of Brittany LLC. ("Brittany). The accompanying unaudited pro forma consolidated statement of operations for the year ended December 31, 1999 reflect the combined results of the Company, as if Assembly and Brittany were acquired on January 1, 1999. The Company initially issued 712,500 shares of its stock for the acquisition of Assembly and in May 2000, issued an additional 487,500 shares. The Company paid $250,000 for Brittany. For purposes of the accompanying unaudited consolidated statement of operations for the year ended December 31, 1999, the earnings per share is calculated as if all shares issued to acquire Assembly were issued on January 1, 1999.

A.   The  following  unaudited   pro-forma   adjustments  are  included  in  the
     accompanying unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 1999:

     1.   To eliminate intercompany transactions between Assembly and Brittany.

     2. To record amortization expense of goodwill relating to the acquisition of Assembly over the expected useful life of ten years.

                                    PART III

                                    EXHIBITS


                                INDEX TO EXHIBITS

EXhibit No.                Description of Exhibit

(2)            Plan and  Agreement  of  Reorganization  by Merger of Reink Corp.
               With and Into Newmarket Strategic Development Corp. Under the Name of Reink Corp.

(3)(I)         Articles of Incorporation and Amendments

(3)(II)        By-laws

(9) Agreement for Sale and Purchase of Assets of Assembly Services Unlimited, Inc. D/b/a Wildan Services and Membership Certificates of Brittany Llc and Plan of Reorganization

(10)(A)        Exclusive Agreement for Distribution of Product

(10)(B)        Employment Agreements:
                    William E. Gallagher
                    Robert Sinatra









                                       27